SET

A N N U A L R E P O R T



2 0 0 2
Year Ended March 31, 2002

SUMITOMO ELECTRIC

Profile

Sumitomo Electric Industries, Ltd. (SEI) designs, manufactures and sells optical fibers and components, advanced electronic devices, and automotive parts.

Through a successful strategy of research and diversification, SEI has become one of the world's leading companies at the forefront of the revolution in information and communications.

The Company has operations around the world in more than 25 countries and employs 70,000 people. SEI reported group net sales of 1,485.0 billion yen for the year ended March 2002.

For more information, please see SEI's website at: http://www.sei.co.jp/welcome_e.html.

Contents

Forward-Looking Statements

This presentation contains various forward-looking statements that are based on current expectations and assumptions of future events. All figures and statements with respect to the future performance, projections and business plans of Sumitomo Electric and its affiliated companies constitute forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to:

1. Market and economic conditions in the U.S., Europe, Japan and other Asian countries, especially increases and decreases in personal consumption and capital expenditure
2. Fluctuations of currency exchange rates, especially between the Japanese yen and the U.S. dollar, Euro and Asian currencies
3. The ability of Sumitomo Electric and its affiliated companies to cope with rapid technological development
4. Changes in financial, management, environmental and other assumptions
5. Current and future laws and regulations in foreign countries involving trading and other activities
6. Changes in the market value of securities owned by Sumitomo Electric and its affiliated companies.

Please be advised that there are possibilities actual sales and profits could be different from those described in these materials. Sumitomo Electric and its affiliated companies are not obliged to update and make public any forward-looking statements after releasing these materials.

Financial Highlights

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of yen except per share amounts		Thousands of U.S. dollars except per share amounts
	2002	2001	**2002**
For The Year			
Net sales	**¥ 1,485,021**	¥ 1,478,740	**$11,144,623**
Operating income	**46,165**	95,169	**346,454**
Income before income taxes and minority interests	**25,850**	73,262	**193,996**
Net income	**8,260**	40,223	**61,989**
Capital expenditures	**135,308**	133,717	**1,015,445**
Depreciation and amortization	**88,235**	74,375	**662,176**
R&D expenses	**48,443**	44,770	**363,550**
At Year-End			
Total assets	**1,767,410**	1,812,890	**13,263,865**
Total shareholders' equity	**690,562**	707,972	**5,182,454**
Per Share Data			
Net income			
Basic	**¥ 11.03**	¥ 53.69	**$ 0.083**
Diluted	**10.69**	51.06	**0.080**
Cash dividends	**10.00**	11.00	**0.075**
Shareholders' equity per share	**921.82**	944.98	**6.918**

Notes: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at the rate of ¥133.25 to $1, the approximate exchange rate prevailing on March 31, 2002. Billion is used in the American sense of one thousand million.


Net Sales
Billions of yen
1,297
1,281
1,309
1,479
1,485
1998
1999
2000
2001
2002


Operating Income
Billions of yen
67
54
64
95
46
1998
1999
2000
2001
2002


Net Income
Billions of yen
33
20
24
40
8
1998
1999
2000
2001
2002

To Our Shareholders



Norio Okayama
President and CEO

Overview

During the fiscal year ended March 31, 2002, the global information technology industry suffered a massive slump in demand and the Japanese economy remained weak. SEI's financial results for the year reflected the severity of this period.

Consolidated net sales for the year came to 1.485 trillion yen, almost unchanged from the year before. However, operating income fell 51.5% to 46.2 billion yen, while net income fell 79.5% to 8.3 billion yen.

During fiscal 2000, we concluded that global competition in SEI's core growth areas of automobiles, information and communications, and electronics would be more intense than ever. We therefore decided to move ahead with wide-ranging structural reforms for offence and defense that will focus group operations on growth areas and at the same time streamline costs and improve operating efficiencies in more traditional businesses. We made significant progress on this restructuring.

The areas of information and communications and electronics were affected by the overall slump in demand for IT products and services during the year under review. SEI will continue to reorganize and focus its resources on these areas in the coming fiscal year and is confident they will provide the main source of growth for SEI in the 21st Century.

SEI is establishing a number of new companies in China to manufacture single-mode fibers and cables and electric wires for electronics and information technology-related equipment. SEI made these investments in anticipation of an increase in demand for optical network equipment, electronics and other

IT infrastructure caused by the rapid growth in the Chinese economy. SEI also aims to be the main supplier for electronics companies that have shifted their manufacturing plants to China after China's entry into the World Trade Organization.

In the automobiles business, sales of wiring harnesses, SEI's main product line, were steady. To reduce costs, SEI will move production plants out of countries with high fixed costs such as Japan, the U.S. and the U.K. and relocate them to low-cost regions such as China and other areas of South East Asia, Mexico, and Eastern Europe.

In July 2002, SEI will take over Calsonic Kansei Corporation's wiring harness business. Calsonic is one of Japan's leading makers of wiring harnesses, and we are confident this acquisition will help us to increase market share and broaden our customer base. SEI will also focus on developing next-generation wiring harnesses with built-in electronic systems.

We set up the Structural Reform Committee in October 2001 to focus on the restructuring for defense of mature and loss-making businesses. The Committee oversaw a number of important alliances and the restructuring of affiliated companies in business areas where the growth outlook is limited. These reforms will serve to reduce costs and improve efficiencies in the future.

SEI's core business since its establishment has been the manufacture of high-voltage power cables. However, due to falls in demand for power cables in Japan and declines in profitability, SEI agreed with Hitachi Cable, Ltd. to integrate their power cable manufacturing operations into a joint venture called J-Power Systems Corporation.



Strengthening of:
2000
2001
2002
Information & Communications
Electronics
Automobiles
Mature Businesses
Development to Market Speed
Cutting-edge Capabilities
Advanced Production Processes
Efficient Production Lines
Restructuring for Offense
Car Electronics Development
Global Production System
Global Presence
Structural Reforms (Alliances and Withdrawals)
Restructuring for Defense

Hitachi Cable, Ltd. and Tatsuta Electric Wire and Cable Co., Ltd. and SEI also restructured their manufacturing, sales, and distribution operations and agreed to form a joint venture that will begin operations on January 2003.

In the brake and ABS business, Aisin Seiki Co., Ltd., DENSO Corporation, Toyota Motor Corporation and SEI formed a joint brake development and sales company. SEI also agreed to set up a manufacturing and sales company with Aichi Steel Corporation in the forge-use metal mold processing business. SEI has also agreed to integrate its magnet wire production operations with Optec Dai-Ichi Denko Co., Ltd. by October 2002.

As for the restructuring of affiliated companies, SEI aims to improve efficiencies by merging the cable-laying operations of its two domestic communications engineering companies.

These actions comprise 70% of SEI's restructuring for defense program. Going forward the Company will next focus its resources on the restructuring of its other mature businesses.

Outlook

We expect the operating environment in fiscal 2002 to be as difficult as that of the year before. We are forecasting declines in product volumes and prices for products for electric utilities, public utilities, building and industrial equipment and other private sectors, all of which depend on domestic demand.

Demand for products in SEI's information and communications and electronics businesses is unlikely to recover in fiscal 2002. In the optical communications area of the information and communications business, fiscal 2002 is unlikely to bring any growth in investment in trunk-line communication networks. Although the domestic broadband and Internet Protocol markets are showing signs of rapid growth, price competition in this sector is also extremely severe. The electronics business is benefiting from increasing demand in China though demand and prices in Japan are continuing to decline.
At the same time SEI plans to continue to develop next-generation products such as optical fibers and optical components. These business areas are very competitive and so it is essential to maintain a technological lead and to improve production process efficiencies. SEI strives to create an operating structure that will generate increased market share even if demand fails to recover.

In addition, this fiscal year global demand for automobiles is forecast to be flat, which will weigh on product prices. During the course of the fiscal year, SEI aims to expand its global presence and increase its levels of research in the development of car electronics from those of the year before.

Demand is predicted to grow further from fiscal 2002 onwards in certain key areas that have benefited greatly from R&D activities. One such area is the redox flow battery business, in which SEI develops secondary batteries for power-storage applications capable of electric load leveling and instantaneous voltage decreases. SEI began to market some products in this area since March 2002. In addition, SEI has focused on producing metallic nanopowders that allow the size reduction and improved performance of electronic circuits and devices, and also electromagnetic wave absorption material, which plays a vital role in improving the performance of mobile phones and other electronic devices.



Against this operating backdrop, SEI forecasts net income of zero for fiscal 2002. However, this aggressive restructuring carried out during fiscal 2001 has made SEI a more focused company. We have a clear strategy as to how best to weather the challenges we face at the moment as well as how to achieve growth in the future.



We will continue to focus on and grow the high-margin, high-growth areas of information and communications and electronics and aim to maintain performance in these businesses to secure stable profit streams. While we do not forecast any growth from these businesses in fiscal 2002, we expect demand for these products to increase again during fiscal 2003 when the Company will start to feel the benefit of its restructuring for offense program.

By the end of fiscal 2002, SEI will have completed the necessary structural reforms that will allow us to return to profit in fiscal 2003, shift to a new corporate structure with steady growth by fiscal 2004, and maintain our competitive edge in the 21st Century.

I ask for your continued support and understanding.

June 2002

Norio Okayama
President and CEO

Norio Okayama

SEI at A Glance

Business Segment Information

Wires and Cables



- Net sales rose 1.7% to 600,718 million yen, while operating income fell 27.4% to 26,616 million yen.
- Sales of automotive wiring harnesses increased, while demand for electronics and home appliance products fell.



Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
600,718
26,616
2001
590,554
36,673
2000
520,740
24,980

Cable Accessories & Engineering



- Net sales fell 0.2% to 289,089 million yen, while operating income dropped 54.7% to 3,253 million yen.
- Increased demand for broadband connections in Japan helped to maintain sales of engineering services for communications.



Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
289,089
3,253
2001
289,615
7,179
2000
290,420
7,307

Industrial Materials



- Net sales fell 3.4% to 303,508 million yen, while operating income dropped 45.8% to 11,643 million yen.
- Sales of cutting tools fell and lower demand for heat sinks for semiconductors used in mobile communications and optical networks led to a decline in sales.



Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
303,508
11,643
2001
314,072
21,493
2000
287,247
14,967

Information-related Business & Others



- Net sales decreased 1.8% to 350,947 million yen, while operating income fell 86.1% to 4,027 million yen.
- Sales of network products such as ADSL modems rose in Japan, while sales of optical communications components fell in the U.S.



Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
350,947
4,027
2001
357,377
28,890
2000
258,412
16,792

Geographic Segment Information

Japan



- Net sales fell 2.4% to 1,257,799 million yen, while operating income decreased 55.9% to 35,161 million yen.
- Sales of automotive wiring harnesses and ADSL modems rose, though a fall in demand for optical communications and electronics-related products led to a decline in sales.


Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
1,257,799
35,161
2001
1,288,215
79,687
2000
1,171,188
51,889

Americas



- Net sales increased 6.6% to 207,754 million yen, while operating income fell 75.9% to 1,944 million yen.
- Increased demand for automobile-related products offset the sluggish IT market.


Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
207,754
1,944
2001
194,934
8,077
2000
142,051
6,528

Asia



- Net sales increased 20.8% to 138,968 million yen, while operating income rose 10.3% to 7,369 million yen.
- Both exports to Japan and demand for automobile-related products increased.


Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
138,968
7,369
2001
115,040
6,678
2000
85,473
4,302

Others



- Net sales rose 30.1% to 56,437 million yen, while operating income increased 3.6% to 1,031 million yen.


Net Sales
Operating Income
Year Ended March 31
Millions of yen
2002
56,437
1,031
2001
43,375
995
2000
29,012
410

Information and Communications



Fiber Optic Cables

Strategy

SEI's information and communications business focuses on two key areas: optical fibers and cables and optical components and devices.

In the face of falling prices for optical fiber, SEI plans to reduce production costs to ensure these products continue to generate profits. SEI has cut costs for producing single mode fibers due to an expected drop in international prices and the Company plans to reduce these costs further through the development and implementation of more efficient production processes.

SEI is creating revolutionary new production processes for high-functionality fibers, which require the quick introduction of mass production and far-reaching manufacturing cost reductions to maximize profitability. In May last year, SEI signed a cross-license agreement relating to manufacturing techniques and other areas with French optical fiber cable company Alcatel Co., Ltd., which allows SEI to bypass patent restrictions on certain important manufacturing technologies.



Theme & Resource Prioritization
□Focusing resources into the metropolitan and subscriber markets
□Development and production system reinforcements in wireless/10G electron devices
□Introducing network devices for subscriber networks
2002
2001
Improving of Development to Market Speed
2000
Reconstruction of Development and Production Lines
□Introducing revolutionary new processes for fiber optic cables
Strengthening of Advanced Production Processes

New Optical Fiber Cable Plant Construction in China

The Company is building manufacturing plants and sales bases in China to take advantage of rising demand for optical fiber from local communications carriers, and is also improving cost efficiencies.

Demand in China for optical fiber cables is expected to grow at an annual rate of 10%–15% over the next few years due to the spread of the Internet and mobile phones. SEI therefore established a wholly-owned subsidiary in Shenzhen, China in July last year to manufacture and market optical fiber cables. The subsidiary is positioned as a key strategic operating base for SEI's activities in the Chinese optical communications market.


Information and Communications
Net Sales
22.7%

Development of Sophisticated Optical Fibers

Increases in data traffic are making it increasingly important not only to expand the functionality of optical components, but also to transmit information using sophisticated fibers with a wide range of features. Existing single mode fibers are unsuited to the demands of high-capacity data traffic.

In the past, SEI developed non-zero dispersion compensating fibers equipped with wide wavebands and outstanding dispersion properties that are ideally suited to WDM transmission, as well as ultra low-loss optical fibers for use in long-haul transmissions. Now, the Company has capitalized on these successes to develop sophisticated new fibers ideally suited to metropolitan and subscriber network transmission, and manufacturing techniques that represent major departures from previous processes. Manufacturing costs are being reined in thanks to these technological developments and similar advances.

In optical components and devices, SEI's strengths in technologies for semiconductor chips/semiconductor ICs and technologies for advanced components/advanced materials are brought together to produce high-end optical links and laser modules. The Company is one of the world's leading makers of 10Gbps and 40Gbps optical links and other devices.



PureMetro
Multifunctional non-zero dispersion shifted optical fiber for WDM



Fiber DVI
Optical digital visual interface (DVI) system

Information and Communications

SEI plans to release new optical components for metropolitan and subscriber networks where demand is recovering, though the demand for equipment for trunk line networks remains weak.

SEI plans to develop network devices for subscriber networks as a third pillar of the information and communications business. This area looks set to experience considerable growth in demand not only for optical fibers and optical components, but other related products as well.



Bi-Directional Module
Optical device enabling interactive communications via one optical fiber

Optical Fiber Network Architecture


Long Haul Trunk Line Networks
Metropolitan Networks
Optical Amplifiers
Metropolitan Networks
Offices
LANs
Subscriber Networks
FTTH
Individual Subscribers' Homes

ADSL

Demand for ADSL products has grown steadily, and SEI plans to reduce costs in this area and develop more sophisticated 8Mbps modems and digital subscriber line access multiplexers (DSLAMs.)

Japan, like many other countries, is putting in place broadband communication networks. ADSL is one of the most popular ways to increase line bandwidth since it uses existing telephone networks to deliver continuous high-speed, low-cost Internet connections.

The number of ADSL lines in Japan has grown from less than 10,000 at the end of December 2000 to more than 2.6 million by the end of April 2002. SEI has been developing ADSL products since 1995, and is the leading maker of ADSL modems and splitters for consumers, and splitters and DSLAMs installed in telephone exchange stations. By the end of April 2002, SEI had shipped DSLAMs equal to 2.1 million subscriber lines and a further 1.4-million home-use ADSL modems.

In the future, SEI will reduce time to market for new technology, whilst also reducing costs. In this way, the Company plans to play its part in spurring on the spread of broadband technology. Modems will come with selected functionality and lower prices, home-use wireless communications and improved VoIP-compatibility. SEI will develop product lineups that match the diverse needs of users.

Maximizing the number of lines accommodated in the limited space in telephone exchanges is of vital importance. SEI will make a number of developments in DSLAM, including size reductions in the DSLAM chassis, and an increase in the number of reception lines at the same facilities.

In terms of subscriber terminals, SEI is developing sophisticated new routers that will allow direct IP connections, cutting out charges incurred by users going through telephone exchange systems. SEI is also working on router modems that do not suffer from problems associated with the restrictions on software needed for PCs to hook up to ADSL modems.



ADSL Modem (left) and DSALM (right)



ADSL Network Architecture
Existing Voice Transmission Networks
Internet
Via
ISP (Internet Service Provider) Networks
Telephone Exchange Equipment
Apartments
ADSL Modems
PCs
Network Management Systems
Leased Lines
DSL Access Multiplexers (DSLAM)
Splitters
Telephone Lines
Splitters
Telephones
ADSL Service Providers
Telephone Exchange Stations
Individual Subscriber's Homes
Superposing both telephone signals and ADSL data signals on a pair of telephone lines (upstream and downstream)

Electronics



Compound Semiconductors

Strategy

Electronics is a key area for SEI. While demand for electronics has fallen sharply, the Company expects growth to return in the medium term and so plans to maintain research and development.

SEI is developing compound semiconductors, with particular focus on GaAs (gallium arsenide), a compound used in many new applications such as high-speed devices for mobile phones. SEI plans to continue to develop GaAs used in IT devices and optical communications to retain market share. InP (indium phosphide), used in 40Gbps optical communications devices, is another key area, and SEI is the only maker that offers a comprehensive range of InP semiconductors from wafers to chips and devices.

Micro electronic components and materials are another area of focus, especially electromagnetic wave absorption materials and contact probes, and SEI intends to reinforce development of micromachining and micromaterial technologies that will be indispensable to produce next-generation electronic devices.

Demand for electronic components and materials in China is increasing rapidly and so SEI is relocating production plants for general-purpose components and materials from Japan to China.


Theme & Resource Prioritization
□ Maintaining competitive advantage in compound semiconductors
□ Developing new strength in electronic micro-components and materials
Reconstruction of Development and Production Lines
□ Restructuring of compound semiconductor production bases; greater efficiency at facilities
□ Expanding multi-purpose electronic component and material production bases in China; domestic restructuring
Strengthening of Advanced Production Processes
Improving of Development to Market Speed

Shifting Production to China

SEI's main customers are Japanese and overseas electronic device and component makers. These companies are gradually expanding their Chinese production networks, particularly in Shanghai and Jiangsu Province, a trend that will increase once China enters the World Trade Organization, which will lead to significant growth in the electronics market in China.

SEI has been developing air conditioner-use magnet wire production plants, however, with the economic climate developing as it is, SEI has established new subsidiaries in Shanghai and in Wuxi and Suzhou in Jiangsu Province. These companies act as supply bases for the electric wires and electrode materials required by electronic and IT devices.

Contact Probes

As ICs increase in density and are able to handle higher frequencies, companies are demanding increasingly sophisticated testing technology. Contact probes, which make contact with IC pads and pass electric test signals into and out of the pad, are essential to meet this demand. However, there is a limit to the extent these contact probes can be miniaturized, and a limit therefore to the accuracy of testing.

SEI has made use of a proprietary X-ray lithography technique to develop its own micro-fabrication methods, which allow the creation of contact probes that are significantly smaller than existing models and can be used in narrow IC pad pitches and high-frequency range applications. Furthermore, the new technology can be adapted for use in other applications and is considered to have tremendous potential.

Electromagnetic Wave Absorption Materials

SEI has succeeded in developing electromagnetic wave absorption materials capable of operating in frequency ranges of 1GHz and above that have twice the absorption potential of previous materials. Applications range from mobile phones and electronic devices to game consoles, DVD players, and video cameras, which are expected to operate at much higher frequencies in the future.



Electronics
Net Sales
10.5%



X110
0019
20kV
400μm

Contact Probe


Electromagnetic Wave Absorption Material

Automobiles



Wiring harnesses as actually used in a vehicle

Strategy

SEI's automobile business primarily involves the design and manufacture of wiring harnesses for automobiles. SEI is the third-largest maker of wiring harnesses in the world and plans to expand its market share to 20% from about 11-12% at the moment.

First of all, to compete internationally, it is essential to improve cost competitiveness by supplying customers on a large and steady scale from low-cost countries or regions. SEI therefore plans to increase production in China and ASEAN countries and to shift production operations from the U.S. to Mexico and from the U.K. to Central and Eastern European countries. SEI expects this strategy will reduce costs and increase market share.

Secondly, SEI plans to increase its growth rate through mergers and acquisitions. Recently, SEI has been actively carrying out mergers and acquisitions with European companies. Moreover, SEI has agreed to take over the wiring harness operations of Calsonic Kansei Corporation in Japan and overseas.

Finally, SEI aims to tie its experience in power distribution and IT to develop and promote new products. Specifically, SEI plans to develop 42-volt harnesses that will provide power to the next-generation of hybrid cars and in-car information systems of the future such as fiber optic LANs. The Company is discussing alliances with major automotive makers to integrate these new types of harnesses into their automobiles.

2002

Enhancement of Global Production System

2001

- **Increase market share through M&A**
- **Restructuring and reconstruction of production systems**
  Production shifts: Japan to Asia; U.S. to Mexico; U.K. to Central Europe
- **Bolstering car electronics development**

2000

M&A and Strategic Alliances

In February 2001, SEI and Sumitomo Wiring Systems, Ltd. bought the wiring harness operations of Italian company Cabind Automotive S.p.A. The acquisition broadens SEI's customer base to include Japanese automakers in Europe and European automakers such as Fiat S.p.A., and increases the overall global scale of SEI's wiring harness operations.

In addition, SEI agreed to buy the wiring harness operations of Calsonic Kansei Corporation, which is based in Japan. SEI and Sumitomo Wiring Systems agreed to take over the wiring harness business of Calsonic Kansei to strengthen their customer base in Japan and overseas.

Harness Analysis Technology

Auto wiring harnesses must maintain certain electrical properties over long periods of time under extremely stressful conditions. For example, wiring harnesses connected to car doors are required to withstand the strain of being opened and shut many thousands of times. Previously, the only way to test harnesses in doors was by repeatedly opening and closing the car doors.

However, SEI and Sumitomo Wiring Systems have used computer-aided engineering software to develop technology that forecasts the durability of wiring harnesses without such time-consuming procedures. The new technology is more reliable than earlier processes and reduces the number of tests required, shortening the development cycle, reducing costs and improving competitiveness.


Net Sales
38.9%
Automobiles



Wiring Harnesses



International Wiring Systems (Phils.) Corp.
Wiring Harness Production Lines

Others



High Temperature Superconducting Cables

This business manufactures and sells a wide range of products such as high-voltage electric power cables for electric utilities, systems for public utilities, wire rods, and wires and cables for buildings and industrial equipment.


Other Private Sectors
21.2%
Public Utilities
and Systems
3.4%
Net Sales
27.9%
Electric Utilities
3.3%

Since many of these products have low profit margins and their prices are continuing to fall, SEI set up the Structural Reform Committee in October last year to coordinate the restructuring of these businesses. The Committee will focus on spinning off or forming alliances for businesses whose future earnings growth may be difficult. SEI is committed to immediate and effective action in this area.

High-Voltage Electric Power Cable Business

This business suffers from excess investment following significant falls in demand from customers in Japan and an increase in overseas competition. With business conditions expected to deteriorate further in the near future, SEI and Hitachi Cable, Ltd. agreed to establish a joint-venture company and to integrate their production bases along product lines. The new company started operating in October 2001 and benefits from the technological strengths of both parent companies as well as excellent cost competitiveness.

Low-Voltage Power Cable (Wires and Cables for Buildings and Industrial Equipment) Business

Maintaining profitability in the market for wires and cables for buildings and industrial equipment is extremely challenging due to a drop in private-sector capital investments.

Management feels that there is a limit to the efficiencies that can be derived between SEI and group companies. As such, the Company will focus on restructuring the manufacturing, distribution and sales activities with Tatsuta Electric Wire and Cable Co., Ltd. and Hitachi Cable, Ltd. SEI has also agreed to establish a new joint venture with these two companies in October of this year.

Overview

Automobiles

Main Products:
- Wiring harnesses
- Steel cords
- Sintered alloy products
- Braking systems
- Carbide tools

Net Sales □ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
577,900
28,500
2001
553,300
30,000
2000
502,900
23,700

Information and Communications

Main Products:
- Optical fibers
- GaAs ICs
- InP semiconductors
- Optical data links and devices
- Passive components
- xDSL modems

Net Sales ■ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
337,100
18,200
2001
302,400
32,000
2000
203,000
16,400

Electric Utilities

Main Products:
- Electric wires and cables
- Engineering and construction
- Cable accessories

Net Sales ■ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
49,000
(1,400)
2001
70,700
1,000
2000
84,500
(800)

Public Utilities and Systems

Main Products:
- Traffic control system
- Intelligent transport system (Electronic toll collection system)

Net Sales ■ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
50,800
2,800
2001
55,200
3,600
2000
57,500
3,700

Electronics

Main Products:
- GaAs semiconductors
- Flexible printed circuits (FPCs)
- Fine ceramics
- Precision resin products

Net Sales □ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
155,800
(3,600)
2001
188,400
17,300
2000
165,800
11,100

Other Private Sectors

Main Products:
- Wire rods
- Electric power cables (low voltage)

Net Sales ■ / Operating Income ▩ — Year Ended March 31, Millions of yen


2002
314,421
1,665
2001
308,740
11,269
2000
294,863
9,590

Overseas Activities



□■ Overseas Activities
Billions of yen
212
219
257
353
403
1998
1999
2000
2001
2002
*Year Ended March 31

Overseas activities benefited from growth in demand for auto-related products, more than offsetting falls in the information and communications businesses to lift total sales 14.1% from the previous year to 403,159 million yen.

Americas

The information and communications business was sluggish, but auto-related products performed strongly. Total sales for the region rose 6.6% from the year before to 207,754 million yen, but operating income posted a significant decline, falling to 1,944 million yen. SEI's U.S. wiring harness subsidiary relocated its wiring harness assembly operations to Mexico during the year as part of cost-reduction initiatives.



Asia

Exports to Japan and growth in demand for auto-related products lifted sales 20.8% from the previous year to 138,968 million yen, with operating income rising 10.3% to 7,369 million as a result. Furthermore, SEI's manufacturing subsidiaries posted growth in sales of auto-related products in all regions of Asia.



Businesses in China progressed on all fronts. SEI has already established a number of production subsidiaries in the country for four reasons.



The first is to reduce costs for manufacturing products for export to companies outside China itself, including Japan. It was for this reason that SEI established a flexible printed circuit and flat cable manufacturing subsidiary in Songgang in Guangdong Province.

The second aim is to cater to the large number of SEI's customers who are moving into the region. SEI's magnet wire and sintered product subsidiary in Wuxi supplies Japanese companies operating on the Chinese mainland.



SEI's third objective is to keep pace the electronics assembly plants that are rapidly being developed in Shanghai and in Suzhou in Jiangsu Province by U.S., European, Japanese, and Taiwanese companies. SEI is actively setting up manufacturing bases to cater to the growth in demand from these plants for flat cables, electric wires for IT-devices and other products.

SEI's fourth and final objective is to supply directly to the Chinese market, which is expected to see considerable growth in the future. This desire is well represented by the optical fiber cable manufacturing and sales subsidiary SEI has already established in Shenzhen in Guangdong Province. The company imports optical fiber preforms from Japan and then converts them into optical fibers and cables for sale to Chinese companies.

Other



Europe accounts for the bulk of operations in this category and sales rose 30.1% from the year before to 56,437 million yen, while operating income rose to 1,031 million yen. Growth in sales was largely due to the takeover of the European wiring harness operations of Cabind Automotive S.p.A.

Research and Development Activities

SEI places the utmost importance to R&D activities, which support its business and provide the platform for growth in the future. SEI believes that a certain level of R&D investment must be maintained no matter how difficult the business environment. Total investment in R&D is on average 3%–4% of annual sales.

Needless to say, SEI constantly reviews R&D themes and focuses and selects the direction of R&D. For R&D that already has clear commercial targets, SEI uses its own objective evaluation system. This system allows SEI to make appropriate adjustments to the number of active R&D themes and to accelerate R&D activities.

SEI allocates 10% of total investment in R&D to free research that does not emphasize short-term results and allows SEI to develop new research themes that have the potential to tie into major technologies in the future.

SEI's three main business areas, information and communications, electronics, and automobile, account for 80% of total investment in R&D. On the other hand, investment in R&D for electric power utilities has been reduced.

Due to increasingly tough competition, the speed of R&D is becoming more important.

SEI uses proprietary technology in core applications as much as possible. However, the Company also actively uses non-core technologies that can be used by other companies.

This is particularly true in the fast-growing field of optical communications, where SEI uses technology developed by U.S. venture companies and carries out joint research with universities.



R&D Expenses (Billions of yen)
R&D Expenses / Net Sales (%)
*Year Ended March 31
46
43
42
45
48
3.5%
3.4%
3.2%
3.0%
3.3%
1998
1999
2000
2001
2002

10Gbps Module

The importance of 10Gpbs transceiver modules has risen with the spread of broadband technology, which in turn leads to increased demand for higher transmission speeds on all public communications infrastructure, such as subscriber-based systems, metropolitan, and long-distance trunk networks.

By mounting several multi-function chips on the same package, SEI has succeeded in creating extremely small transceiver modules and transponders. SEI will introduce common specifications for these products through multi-source agreements to ensure steady supplies to customers.


SEI
SLM5551-C
23XXXXN00001

10Gbps Module

Metallic Nanopowder

SEI succeeded in creating an innovative technique that creates very high-quality nanopowder efficiently and cost-effectively. When nickel and certain other metals are ground into a powder whose particles are measurable in nanometers, they develop properties different to when the particles are coarser. These powders with organic materials to make conductive membranes and other components improves the compactness and performance of the final electronic circuits and electronic devices.


3000nm

Metallic Nanopowder

EPM

SEI has been involved in biotechnology research since the 1980s. As a result of this research, SEI succeeded in creating a new hair-growth treatment. The treatment uses a revolutionary new substance called EPM that induces cells in the scalp to create new hair follicles. The treatment is drastically different from existing hair-growth tonics, which work only by indirectly increasing blood flow to the scalp, and by removing fat and other obstructions to hair growth from the relevant areas of the scalp. SEI plans to commercialize the new treatment as a hair-growth tonic through alliances with domestic and overseas pharmaceuticals and cosmetics companies.


Cyclic Hair Growth
Hair Regrowth = Hair Follicle Formation
Hair follicle
Resting phase (2 to 4 months)
Epimorphin
Epimorphin triggers hair follicle formation
Grease
Nutriment
New hair
Growth phase (2 to 10 years)
Formation of new hair follicle
Problem
Problem
Immediate Factor
Hair growth is not induced.
Follicle formation factor (EPM)
Hair loss / Boldness
Remote Factor
Inadequate nutriment
Interference to cyclic hair growth (grease, etc.)
EPM
Hair Tonic

Major Group Companies

Consolidated Subsidiaries

Tokai Rubber Industries, Ltd.

http://www.tokai.co.jp/english/index.html
Net Sales: 133,352 million yen
Capital: 7,152 million yen
Percentage Owned: 50.29%
Listed Stock Exchange: Tokyo and Nagoya (domestic)
Main Business:
Manufactures and sells anti-vibration rubber parts, hoses and plastic products. The company intends to establish its position as a global supplier by developing in line with the Japanese automakers, which are increasingly relocating production operations overseas, and expanding sales to overseas manufacturers.

Commuture Corp.

http://www.commuture.com/english/index.htm
Net Sales: 64,949 million yen
Capital: 3,804 million yen
Percentage Owned: 54.10%
Listed Stock Exchange: Tokyo and Osaka (domestic)
Main Business:
Designs, installs and maintains telecommunications infrastructure equipment. The company was formed by the merger of KTK Telecommunications Engineering Co., Ltd. and J-COS Corporation in October 2001. The rapid advance of broadband technology favors the company, but capital investment cutbacks from telecommunications companies present a difficult operating environment.

Sumitomo Densetsu Co., Ltd.

http://www.sem.co.jp/
Net Sales: 145,289 million yen
Capital: 6,440 million yen
Percentage Owned: 50.26%
Listed Stock Exchange: Tokyo and Osaka (domestic)
Main Business:
Designs, installs and sells electric power transmission lines, internal-use electric wires, and telecommunication systems. The company will focus management resources on the information and communications sector. Electric power-related construction businesses are currently suffering from capital investment cutbacks from power companies. In response to this trend, SEI Group aims to boost operational efficiency by shifting all underground power line construction activities to Sumitomo Densetsu.

Allied Material Co., Ltd.

http://www.allied-material.co.jp/
Net Sales: 20,779 million yen
Capital: 2,674 million yen
Percentage Owned: 53.21%
Listed Stock Exchange: Tokyo and Osaka (domestic)
Main Business:
Manufactures and sells powdered products and electronic materials made of tungsten and molybdenum, and diamond products. The company has recently faced declining demand in all its business areas, including IT-related products and carbide, diamond and CBN industrial tools.

Sumitomo Wiring Systems, Ltd.

http://www.sws.co.jp/index_e.html
Net Sales: 230,250 million yen
Capital: 5,034 million yen
Percentage Owned: 52.82%
Listed Stock Exchange: Nagoya (domestic)
Main Business:
Manufactures, processes and sells automobile wiring harnesses, connectors and electric wires and cables. The company is currently focusing on expanding business globally and is developing a range of new products.

Toyokuni Electric Cable Co., Ltd.

http://www.toyoden.co.jp/english/index_e.html
Net Sales: 15,822 million yen
Capital: 661 million yen
Percentage Owned: 55.86%
Listed Stock Exchange: JASDAQ (domestic)
Main Business:
Manufactures and sells electric wires and cables. Sales of processed optical cable products fell due to the sharp decline in demand for IT-related products. However, the company intends to continue expanding the sales of IT-related processed products.

Affiliated Companies Accounted for by the Equity Method

Sumitomo Electric Wiring Systems, Inc.

http://www.sewsus.com/default.htm

Net Sales: 73,879 million yen

Capital: 54,000 thousand U.S. dollar

Percentage Owned: 100.00%

Listed Stock Exchange: None

Main Business:

North American manufacturing and sales base for automobile wiring harnesses and connectors. The company will complete the relocation of wiring harness assembly operations to Mexico by the end of 2002.

Sumitomo (SEI) Brake Systems, Inc.

Net Sales: 42,673 million yen

Capital: 2,200 million yen

Percentage Owned: 100.00%

Listed Stock Exchange: None

Main Business:

Manufactures and sells automobile brakes and related components. The company was established in 1999 after SEI spun off its brake division.

Sumiden Electronics, Ltd.

http://www.sdel.co.jp/

Net Sales: 30,788 million yen

Capital: 1,500 million yen

Percentage Owned: 100.00%

Listed Stock Exchange: None

Main Business:

Manufactures and sells automobile wiring harness components and electronic devices.

Sumitomo Rubber Industries, Ltd.

http://www.dunlop.co.jp/menu.html

Net Sales: 226,826 million yen

Capital: 33,904 million yen

Percentage Owned: 27.99%

Listed Stock Exchange: Tokyo, Osaka and Nagoya (domestic)

Main Business:

Manufactures and sells automobile tires and sporting goods. In the tire business, the company has an alliance with The Goodyear Tire & Rubber Company and a cooperative agreement with The Ohtsu Tire & Rubber Co., Ltd. These agreements provide the foundation for steady growth in the global tire market. In the sporting goods business, Sumitomo Rubber Industries plans to allocate management resources to profitable product areas.

Nissin Electric Co., Ltd.

http://www.nissin.co.jp/

Net Sales: 60,024 million yen

Capital: 10,252 million yen

Percentage Owned: 32.45%

Listed Stock Exchange: Tokyo and Osaka (domestic)

Main Business:

Manufactures and sells substation equipment and plant control systems. Nissin Electric aims to boost customer satisfaction and cost competitiveness in the substation equipment business, the company's main business area. The company also aims to expand overseas.

Toyo Bussan Co., Ltd.

http://www.tobutsu.co.jp/

Net Sales: 65,014 million yen

Capital: 5,001 million yen

Percentage Owned: 33.70%

Listed Stock Exchange: Tokyo and Osaka (domestic)

Main Business:

Sells screws and non-ferrous metal products. The company is currently reinforcing its sales expansion activities in information and communications.

Management



Noritaka Kurauchi
Chairman of the Board



Norio Okayama
President and CEO



Osamu Seki
Executive Vice President



Hideyuki Takashima
Senior Managing Director



Kenichi Yoshida
Managing Director



Masayoshi Matsumoto
Managing Director



Hirotoshi Hirata
Managing Director



Hironaga Matsubara
Managing Director



Takayoshi Sugiyama
Managing Director



Masaaki Kato
Managing Director



Shintaro Mitake
Managing Director



Tetsuji Mino
Managing Director



Shingo Hara
Managing Director



Toshihide Kimura
Managing Director

Directors

Yoshikazu Amano
Ryoji Koyanagi
Hiroyuki Takenaka
Yoshiaki Nishimura
Yoshio Ebihara
Shuzo Suzuki
Atsuo Matsumoto
Akinori Mori
Hiroaki Horima
Mario Sugaya

Corporate Auditors

Shinichiro Ito
Masataka Ide
Kimio Toma
Takashi Kakimi

At the Ordinary General Meeting of Shareholders held on June 27, 2002, Masataka Ide was elected Auditor.
No new directors were appointed.
Directors Shingo Hara and Toshihide Kimura were promoted to Managing Directors.
Senior Managing Director Masao Hoshikawa, Managing Director Kunihiko Mitoh, and Directors Toshio Nomura, Hiroshi Inoguchi and Toshihiko Shimosato retired from the Board of Directors.
In addition, Auditor Tasuku Yokoi retired from the Board of Auditors.

Financial Section

Five-Year Financial Data and Index

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
For the five years in the period ended March 31, 2002

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	2002
For the Year:						
Net sales	¥ 1,485,021	¥ 1,478,740	¥ 1,308,563	¥ 1,281,100	¥ 1,297,083	$ 11,144,623
Cost of sales	1,224,218	1,182,884	1,057,406	1,051,575	1,047,538	9,187,377
Selling, general and administrative expenses	214,638	200,687	187,467	175,441	182,700	1,610,792
Operating income	46,165	95,169	63,690	54,084	66,845	346,454
Income before income taxes and minority interests	25,850	73,262	46,732	49,289	56,277	193,996
Net income	8,260	40,223	23,584	20,307	33,120	61,989
Capital expenditures	135,308	133,717	71,447	95,427	97,094	1,015,445
Depreciation and amortization	88,235	74,375	72,236	71,105	68,416	662,176
R&D expenses	48,443	44,770	41,963	43,452	45,818	363,550
At Year-End:						
Total assets	1,767,410	1,812,890	1,494,970	1,494,558	1,429,036	13,263,865
Working capital	296,606	305,606	329,402	308,968	306,626	2,225,936
Total interest-bearing liabilities	452,375	408,279	398,605	472,981	421,921	3,394,934
Total shareholders' equity	690,562	707,972	588,564	546,144	536,083	5,182,454

	yen					U.S. dollars
Per Share Data:						
Net income						
Basic	¥ 11.03	¥ 53.69	¥ 31.70	¥ 27.89	¥ 45.51	$ 0.083
Diluted	10.69	51.06	30.36	26.70	42.79	0.080
Cash dividends	10.00	11.00	10.00	10.00	10.00	0.075
Shareholders' equity per share	921.82	944.98	785.61	750.17	736.20	6.918
Weighted average number of shares outstanding (in thousands)	749,172	749,167	743,873	728,027	727,684	
Number of employees (at year-end)	69,959	70,936	66,992	63,177	59,112	
Financial Index:						
R&D expenses / net sales (%)	3.3	3.0	3.2	3.4	3.5	
Net income / net sales (%)	0.6	2.7	1.8	1.6	2.6	
Return on equity (%)	1.2	6.2	4.2	3.8	6.3	
Current ratio (Times)	1.6	1.6	1.7	1.7	1.7	
Shareholders' equity ratio (%)	39.1	39.1	39.4	36.5	37.5	
Total asset turnover (Times)	0.8	0.9	0.9	0.9	0.9	
Inventory turnover (Times)	6.6	7.1	6.9	6.5	6.5	

Notes: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at the rate of ¥133.25 to $1, the approximate exchange rate prevailing on March 31, 2002. Billion is used in the American sense of one thousand million.

Financial Review

Results from Operations

For the year ended March 31, 2002, severe conditions continued to hinder economic growth despite signs of improvement in some industries towards the end of the year. The slowdown in the global economy and the downturn in the IT industry led to a fall in industrial output and a slump in capital investment. In Japan, structural reforms continued while the deflationary pressures from the fall in prices for goods and services eroded corporate profitability.

During this difficult period, in response to increasing international competition, the SEI Group emphasized the intensive investment of managerial resources into growth areas through the promotion of new products, development of new technology and expansion of sales activities.

In spite of these efforts, consolidated net sales came to 1,485,021 million yen, marginally unchanged from the previous year. As a Group, operating income fell 51.5% to 46,165 million yen, ordinary income dropped 57.0% to 38,781 million yen, and net income fell 79.5% to 8,260 million yen.



Net Sales
Billions of yen
1,297
1,281
1,309
1,479
1,485
1998
1999
2000
2001
2002

*Year Ended March 31



Operating Income
Operating Income Margin
Billions of yen
5.2%
67
4.2%
54
4.9%
64
95
6.4%
3.1%
46
1998
1999
2000
2001
2002

*Year Ended March 31



Net Income
Return on Equity
Billions of yen
33
6.3%
20
3.8%
24
4.2%
40
6.2%
8
1.2%
1998
1999
2000
2001
2002

*Year Ended March 31

Business Segment Information

Wires and Cables:

In the Wires and Cables Division, sales of automotive wiring harnesses increased, while demand for electronics and home appliance products fell. As a result, sales at the division rose slightly to 600,718 million yen, while operating income fell 27.4% to 26,616 million yen.

Cable Accessories and Engineering:

Sales at the Cable Accessories and Engineering Division fell slightly to 289,089 million yen, while lower profit margins pushed operating income down 54.7% to 3,253 million yen.

Industrial Materials:

In the Industrial Materials Division, weak sales of cutting tools and lower demand for heat sinks for semiconductors used in mobile communications and optical networks led to a 3.4% decline in sales to 303,508 million yen. Operating income fell 45.8% to 11,643 million yen.

Information-related Business and Others:

In the Information-Related Business and Others Division, robust sales of ADSL equipment generated by the rapid expansion of broadband in Japan fueled increased sales of network system products. However, the rapid decrease in demand from worldwide IT-related industries reduced sales in the U.S. of optical communications-related components such as high-speed optical data links and devices for wavelength division multiplexing. Demand for precision resin parts and compound semiconductors was also weak. As a result, sales decreased 1.8% to 350,947 million yen, while operating income fell 86.1% to 4,027 million yen.



Wires and Cables
Cable Accessories & Engineering
Industrial Materials
Information-related Business and Others
Billions of yen
2002
46
2001
95
2000
64
1999
54
1998
67

Operating Income by Business Segment

*Year Ended March 31

Year Ended March 31	2002 Net Sales	2002 Operating Income	2002 Operating Income Margin	2001 Net Sales	2001 Operating Income	2001 Operating Income Margin
	Billions of yen					
Wires and Cables	¥ 601	¥ 27	4.4%	¥ 591	¥ 37	6.2%
Cable Accessories and Engineering	289	3	1.1	290	7	2.5
Industrial Materials	303	11	3.8	314	21	6.8
Information-related Business and Others	351	4	1.1	357	29	8.1
(Eliminations)	(59)	1	–	(73)	1	–
Total	¥ 1,485	¥ 46	3.1%	¥ 1,479	¥ 95	6.4%

Geographic Segment Information

Sales of automobile-related parts and ADSL equipment rose in Japan. However, due to lower demand for optical communications and electronics-related products, overall sales in Japan fell 2.4% to 1,257,799 million yen and operating income decreased 55.9% to 35,161 million yen.

In overseas markets, increased demand for automobile-related parts offset the sluggish IT market in the Americas. Sales in the Americas increased 6.6% to 207,754 million yen, though operating income fell 75.9% to 1,944 million yen.

In Asian markets, stronger exports to Japan and higher demand for automobile-related products increased sales by 20.8% to 138,968 million yen, while operating income in Asia was up 10.3% to 7,369 million yen. Sales from operations in other areas were 56,437 million yen while operating income was 1,031 million yen.

Overseas Sales

While the information, communications and IT-related markets were sluggish, increased demand for automobile-related products and a fall in the yen against the U.S. dollar helped push overseas sales up 8.6% to 398,693 million yen. The ratio of overseas sales to net sales was 26.8%, a 2 percentage point increase. For the year under review, overseas sales by geographical area were as follows: sales in the Americas were 203,703 million yen (13.7 % of net sales), sales in Asia were 130,267 million yen (8.8 % of net sales), and sales in other areas were 64,723 million yen (4.3 % of net sales).



Overseas Sales
Overseas Sales Ratio
Billions of yen
257
260
278
367
399
19.8%
20.3%
21.3%
24.8%
26.8%
1998
1999
2000
2001
2002

*Year Ended March 31

Financial Position

Total current assets and liabilities of the Company as of March 31, 2002, decreased 55.1 billion yen to 801.1 billion yen and 46.1 billion yen to 504.5 billion yen, respectively, largely due to a decrease in trade notes and accounts receivable and payable as sales weakened towards the end of the fiscal year.

As a result, working capital decreased 9.0 billion yen to 296.6 billion yen.

Net plant equipment increased 47.0 billion yen to 550.5 billion yen due to increased capital investment. Investments and other assets decreased 9.6% to 393.1 billion yen due mainly to a 47.3 billion yen decrease in investment securities caused by a fall in stock prices. Total assets decreased 45.5 billion yen to 1,767.4 billion yen.

Interest-bearing debts increased 44.1 billion yen to 452.4 billion yen.

Total shareholders' equity amounted to 690.6 billion yen, lower than the figure at the previous fiscal year end. This was due to the decline in net unrealized gains on available-for-sale securities brought about by the drop in stock prices.



Working Capital
Current Ratio (Times)
Billions of yen
307
309
329
306
297
1.68
1.67
1.73
1.56
1.59
1998
1999
2000
2001
2002
*Year Ended March 31

Cash Flows

Net cash provided by operating activities for the year under review was 103,326 million yen, a rise of 20,159 million yen from the previous year. Operating cash flows include income before income taxes and minority interests of 25,850 million yen and depreciation and amortization of 88,235 million yen.

Net cash used in investing activities increased 39,690 million yen from the previous year to 139,209 million yen, due mainly to increased capital expenditure for plant and equipment. Free cash flow was negative 35,883 million yen.

Net cash provided by financing activities was 24,644 million yen due mainly to proceeds from long-term debt, while net cash used in financing activities was 5,542 million yen in the previous year.

As a result, cash and cash equivalents at the end of the year under review came to 142,861 million yen, a decrease of 7,320 million yen from the beginning of the year.



Capital Expenditures
Depreciation and Amortization
Billions of yen
97
68
95
71
71
72
134
74
135
88
1998
1999
2000
2001
2002
*Year Ended March 31

Management Strategies

During the fiscal year, there were expectations that overseas demand will spur a recovery in the Japanese economy. However, the economic conditions are likely to remain depressed due to several negative factors. In particular, the ongoing concern about government's fiscal rehabilitation policy, financial instability, increasing rate of corporate bankruptcies, and slump in capital investment. The weak demand for products and services relating to long distance communications is likely to continue. The Company expects the market conditions for this key strategic area to remain severe.

Amidst these conditions, SEI has further accelerated the structural reform of its businesses, placing emphasis on reforms for offence and defense across the Company under the initiatives of the Structural Reform Committee established last October. SEI strives to enhance the efficiency and competitiveness of existing businesses, including its partnerships with other companies, and to establish a strong management base for future growth through the creation and development of new businesses.

First of all, in the area of information and communications, SEI will develop a manufacturing base for fiber optic cables in China in anticipation of the country's vast market potential. The Company will strive to develop and sell asymmetric digital subscriber line (ADSL)-related products, which continue to be in strong demand. Moreover, SEI is making efforts to reduce the cost of single-mode fiber optic cables and to enhance competitiveness by obtaining higher functionality in its optical data links and optical fiber devices for dense wavelength division multiplexing (DWDM). SEI will make every effort to develop the infrastructure for the high-speed network envisioned in the government's e-Japan strategy.

In the area of electronics and new materials, SEI will improve its supply system and enhance its price competitiveness for wires for electronic equipment in digital home appliances, information equipment and high-density flexible printed circuits. In doing so, SEI hopes to respond effectively to the transfer of manufacturing bases overseas by its customers. SEI will also facilitate the development of compound semiconductors and synthetic diamond products and related products to satisfy market demands for higher speeds, higher functionality, and smaller sizes.

In the area of automotive parts, SEI is committed to developing further a world-class production and supply system for wiring harnesses and electrical parts, as well as expanding business with domestic car manufacturers. For brake products, SEI emphasizes business development, in anticipation of the systematization and module production likely to take place around the world, mainly through the establishment of ADVICS Co., Ltd., a joint venture SEI set up with other companies. SEI will also strive to develop products for the next generation of automobiles, including fuel cell-powered cars and environmentally-friendly products and materials.

In research and development, SEI continues to develop and foster new businesses that will provide the basis of future growth. SEI will focus management resources to promising business areas through the thorough evaluation and selection of research and development themes, with emphasis on information and communications, electronics, new materials, and automotive-related areas.

In the wire and cable business, SEI has implemented business partnerships with other companies for high-voltage electrical cables. SEI plans to integrate its domestic and overseas manufacturing operations for magnet wires through the integration arrangement with Optec Dai-Ichi Denko Co., Ltd. Furthermore, under the terms of a basic agreement with Hitachi Cable Group and Tatsuta Electric Wire & Cable Co., Ltd. SEI has also begun a review of the integrated sales, production control, and realignment of manufacturing systems for construction and electrical equipment.

Through these efforts, SEI endeavors to develop all companies within the group to cope with the rapid changes in the business environment, and the growing need for consolidated management.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Sumitomo Electric Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Electric Industries, Ltd. (a Japanese corporation) and its consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Sumitomo Electric Industries, Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan (Japanese GAAP) applied on a consistent basis during the periods, except for the changes in accounting methods referred to in the following paragraph, with which we concur.

As explained in Note 2, during the year ended March 31, 2002, a consolidated subsidiary of the Company changed its method of accounting for certain construction contracts when losses are expected, and provided for allowance for such losses. During the year ended March 31, 2001, the Company and its domestic consolidated subsidiaries adopted new Japanese methods of accounting for foreign currency translation, financial instruments and employees' pension and severance cost.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Our audit was made for the purpose of forming an opinion on the basic Japanese GAAP financial statements taken as a whole. The supplemental information in Note 16 as to accounting differences between Japanese GAAP and US GAAP is presented for purposes of additional analysis and is not a required part of the basic Japanese GAAP financial statements. This information has been subjected to auditing standards and procedures generally accepted in the United States and, in our opinion, is fairly stated in all material respects in relation to the basic Japanese GAAP financial statements taken as a whole.

Osaka, Japan
June 27, 2002

Asahi & Co.

Consolidated Balance Sheets

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2002**	2001	**2002**
Current Assets:			
Cash and time deposits (Note 14)	¥ **125,557**	¥ 132,898	$ **942,266**
Securities (Notes 3 and 14)	**1,563**	2,263	**11,730**
Receivables (Notes 8 and 14)-			
Trade notes and accounts	**374,938**	412,225	**2,813,794**
Other	**38,616**	34,613	**289,801**
Allowance for doubtful receivables	**(3,437)**	(3,722)	**(25,794)**
	410,117	443,116	**3,077,801**
Inventories (Note 5)	**217,511**	229,558	**1,632,353**
Deferred income taxes (Note 9)	**23,797**	22,835	**178,589**
Other current assets	**22,522**	25,536	**169,021**
Total current assets	**801,067**	856,206	**6,011,760**
Property, Plant and Equipment, at cost (Note 6):			
Land	**71,670**	73,004	**537,861**
Buildings and structures	**363,364**	333,979	**2,726,934**
Machinery and equipment	**934,379**	896,459	**7,012,226**
Construction in progress	**30,147**	24,911	**226,244**
	1,399,560	1,328,353	**10,503,265**
Less-accumulated depreciation	**(849,039)**	(824,852)	**(6,371,775)**
	550,521	503,501	**4,131,490**
Investments and Other Assets:			
Investments in and advances to non-consolidated subsidiaries and affiliates	**116,624**	104,381	**875,227**
Investment securities (Notes 3 and 6)	**222,483**	282,361	**1,669,666**
Deferred income taxes (Note 9)	**27,053**	22,592	**203,024**
Other	**49,662**	43,849	**372,698**
	415,822	453,183	**3,120,615**
	¥ **1,767,410**	¥ 1,812,890	$ **13,263,865**

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current Liabilities:			
Short-term borrowings (Note 6)	¥ 90,841	¥ 85,651	$ 681,734
Current portion of long-term debt (Note 6)	60,393	52,808	453,231
Notes and accounts payable -			
Trade (Note 8)	204,831	237,897	1,537,193
Construction	32,941	46,731	247,212
Accrued expenses	61,931	60,991	464,773
Accrued income taxes	8,287	29,989	62,191
Other current liabilities (Note 9)	45,237	36,533	339,490
Total current liabilities	504,461	550,600	3,785,824
Long-term Liabilities:			
Long-term debt (Note 6)	301,141	269,820	2,259,970
Accrued pension and severance costs (Note 10)	72,600	67,926	544,841
Deferred income taxes (Note 9)	57,023	81,080	427,940
Other long-term liabilities	6,178	4,632	46,363
	436,942	423,458	3,279,114
Minority Interests	135,445	130,860	1,016,473
Contingent Liabilities (Note 11)			
Shareholders' Equity (Note 7):			
Common stock;			
Authorized - 2,000,000,000 shares			
Issued and outstanding - 749,480,001 shares in 2002 and 749,478,895 shares in 2001	96,231	96,230	722,184
Additional paid-in capital	105,911	105,910	794,829
Land revaluation (Note 2)	(1,428)	-	(10,717)
Retained earnings	416,611	417,927	3,126,537
Net unrealized holding gains on investment securities (available-for-sale securities) (Note 3)	70,432	103,669	528,570
Foreign currency translation adjustments (Note 2)	3,294	(15,450)	24,720
Treasury stock, at cost;			
352,054 shares in 2002 and 287,378 shares in 2001	(489)	(314)	(3,669)
Total shareholders' equity	690,562	707,972	5,182,454
	¥ 1,767,410	¥ 1,812,890	$ 13,263,865

Consolidated Statements of Income

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Net Sales (Note 8)	¥ 1,485,021	¥ 1,478,740	$ 11,144,623
Cost of Sales (Note 8)	1,224,218	1,182,884	9,187,377
Gross profit	260,803	295,856	1,957,246
Selling, General and Administrative Expenses	214,638	200,687	1,610,792
Operating income	46,165	95,169	346,454
Other Income (Expenses):			
Interest expenses, net	(8,020)	(8,458)	(60,188)
Dividends received	4,297	5,502	32,248
Equity in net income (loss) of affiliates	(573)	8,234	(4,300)
Gain on securities contributed to employees' retirement benefit trust (Note 2)	-	100,046	-
Write-off and amortization of initial transition cost of pension and severance plans (Note 2)	(4,462)	(115,933)	(33,486)
Gain on sales of securities, net (Note 3)	15,403	9,345	115,595
Losses on disposal of inventories (Note 13)	(11,112)	-	(83,392)
Other, net	(15,848)	(20,643)	(118,935)
	(20,315)	(21,907)	(152,458)
Income before Income Taxes and Minority Interests	25,850	73,262	193,996
Provision for income taxes (Note 9):			
Current	19,847	43,360	148,945
Deferred	(8,126)	(15,921)	(60,983)
	11,721	27,439	87,962
Minority Interests	(5,869)	(5,600)	(44,045)
Net Income	¥ 8,260	¥ 40,223	$ 61,989

	Yen		U.S. dollars (Note 1)
Net income per share of common stock (Note 7):			
Basic	¥ 11.03	¥ 53.69	$ 0.083
Diluted	10.69	51.06	0.080

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Common Stock:			
Beginning balance	¥ 96,230	¥ 96,193	$ 722,176
Conversion of convertible bonds; 1,106 shares in 2002 and 41,655 shares in 2001	1	37	8
Ending balance	¥ 96,231	¥ 96,230	$ 722,184
Additional Paid-in Capital:			
Beginning balance	¥ 105,910	¥ 105,873	$ 794,821
Conversion of convertible bonds	1	37	8
Ending balance	¥ 105,911	¥ 105,910	$ 794,829
Land Revaluation:			
Beginning balance	¥ –	¥ –	$ –
Net decrease	(1,428)	–	(10,717)
Ending balance	¥ (1,428)	¥ –	$ (10,717)
Retained Earnings:			
Beginning balance	¥ 417,927	¥ 386,686	$ 3,136,413
Net income for the year	8,260	40,223	61,989
Cash dividends	(8,242)	(7,494)	(61,854)
Bonuses to directors and corporate auditors	(526)	(414)	(3,947)
Effect arising from net increase in number of subsidiaries and affiliates for consolidation	49	(954)	367
Net decrease due to merger	(415)	(120)	(3,114)
Other	(442)	–	(3,317)
Ending balance	¥ 416,611	¥ 417,927	$ 3,126,537
Net Unrealized Holding Gains on Investment Securities:			
Beginning balance	¥ 103,669	¥ –	$ 778,003
Net increase	(33,237)	103,669	(249,433)
Ending balance	¥ 70,432	¥ 103,669	$ 528,570
Foreign Currency Translation Adjustments:			
Beginning balance	¥ (15,450)	¥ (22,870)	$ (115,947)
Net increase	18,744	7,420	140,667
Ending balance	¥ 3,294	¥ (15,450)	$ 24,720
Treasury Stock, at cost:			
Beginning balance	¥ (314)	¥ (188)	$ (2,356)
Net increase	(175)	(126)	(1,313)
Ending balance	¥ (489)	¥ (314)	$ (3,669)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥ 25,850	¥ 73,262	$ 193,996
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	88,235	74,375	662,176
Interest expenses, net	8,020	8,458	60,188
Dividend income	(4,297)	(5,502)	(32,248)
Gain on sales of securities, net	(15,403)	(9,345)	(115,595)
Equity in net loss (income) of affiliates	573	(8,234)	4,300
Losses on disposal of inventories	11,112	–	83,392
Gain on securities contributed to employees' retirement benefit trust	–	(100,046)	–
Fair value of securities contributed to employees' retirement benefit trust	–	111,773	–
Decrease (increase) in trade notes and accounts receivable	42,632	(47,321)	319,940
Decrease (increase) in inventories	8,006	(41,427)	60,083
(Decrease) increase in trade notes and accounts payable	(41,348)	38,089	(310,304)
Increase in provision for retirement benefits	4,430	10,906	33,246
Other, net	16,260	6,887	122,027
Sub-total	144,070	111,875	1,081,201
Interest and dividends received	9,177	10,012	68,871
Interest paid	(10,097)	(10,731)	(75,775)
Income taxes paid	(39,824)	(27,989)	(298,867)
Net cash provided by operating activities	103,326	83,167	775,430
Cash Flows from Investing Activities:			
Expenditures for property, plant and equipment	(149,001)	(101,835)	(1,118,206)
Proceeds from sale of property, plant and equipment	10,793	5,228	80,998
Expenditures for purchase of securities	(14,502)	(10,506)	(108,833)
Proceeds from sale and redemption of securities	18,715	10,805	140,450
Other, net	(5,214)	(3,211)	(39,129)
Net cash used in investing activities	(139,209)	(99,519)	(1,044,720)
Cash Flows from Financing Activities:			
Net decrease in short-term borrowings	(550)	(6,740)	(4,127)
Proceeds from long-term debt	89,519	38,968	671,812
Repayment of long-term debt	(53,733)	(29,580)	(403,249)
Cash dividends paid	(8,242)	(7,494)	(61,854)
Cash dividends paid by subsidiaries to minority shareholders	(2,360)	(1,884)	(17,711)
Other, net	10	1,188	75
Net cash provided by (used in) financing activities	24,644	(5,542)	184,946
Effect of exchange rate changes on cash and cash equivalents	3,363	988	25,237
Net decrease in cash and cash equivalents	(7,876)	(20,906)	(59,107)
Cash and cash equivalents at beginning of year	150,181	171,002	1,127,062
Cash and cash equivalents of newly consolidated subsidiaries	556	85	4,173
Cash and cash equivalents at end of year (Note 14)	¥ 142,861	¥ 150,181	$ 1,072,128

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Sumitomo Electric Industries, Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Sumitomo Electric Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which are different from the accounting principles and practices generally accepted in the United States of America ("U.S. GAAP"). The accounts of consolidated overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. The significant differences between Japanese GAAP and U.S. GAAP are summarized in Note 16, together with a reconciliation between the Japanese GAAP and U.S. GAAP based net income and shareholders' equity.

The accompanying consolidated financial statements are basically a translation of the audited consolidated financial statements of the Company, which were prepared in accordance with Japanese GAAP from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the Ministry of Finance in Japan as required by the Securities and Exchange Law.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. Certain reclassifications of the prior year's consolidated financial statements have been made to conform to the current year presentation.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the reader, using the prevailing exchange rate at March 31, 2002, which was ¥133.25 to U.S.$1.00. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant inter-company transactions and accounts have been eliminated. The excess of the cost of investments in consolidated subsidiaries over the underlying equity at dates of acquisition is amortized over periods of 5 and 20 years.

Investments in significant affiliates are accounted for by the equity method.

Investments in insignificant non-consolidated subsidiaries and affiliates are stated at cost.

b) Translation of Foreign Currencies

Foreign currency monetary assets and liabilities are translated into Japanese yen at the exchange rate in effect at each fiscal year end and the resulting translation gains or losses are included in net income. All assets, liabilities, revenues and expenses of overseas subsidiaries and affiliates are translated into Japanese yen at the current exchange rate of the respective fiscal year end, and shareholders' equity at historical rates. The resulting foreign currency translation adjustments are shown as a separate component of shareholders' equity, net of minority interests.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted the revised accounting standard for foreign currency translation. In accordance with the new standard, foreign currency translation adjustments, which were included in assets in the prior year, have been included in the shareholders' equity, net of minority interests with the reclassification of beginning balance by ¥22,870 million as required.

c) Cash and Time Deposits

Cash and time deposits include cash on hand, readily-available deposits and deposits with a maturity of one year or less.

d) Securities

Held-to-maturity debt securities are stated at amortized cost. Investments in non-consolidated subsidiaries and affiliates, excluding those accounted for by equity method, are stated at cost. Debt and equity securities, not classified as above, are classified as available-for-sale securities. Available-for-sale securities, which have a quoted market value, are stated at the fair market value at the fiscal year end, of which unrealized gains and losses, net of related taxes and minority interests, are reported as a separate component of shareholders' equity. Available-for-sale securities, which do not have a quoted market value, are stated at average cost. Realized gains or losses on sales of such securities are computed using the average cost.

Held-to-maturity debt securities and available-for-sale securities maturing within one year from fiscal year end, and highly liquid investment funds are included in securities in current assets. The others are included in investments in and advances to non-consolidated subsidiaries and affiliates and investment securities.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted the new Japanese accounting standard "Accounting Standards for Financial Instruments" ("Opinion Concerning the Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999). The new standard requires accounting for the securities as described above while the former method was to carry the amount for marketable securities at the lower of moving average cost or market. The effect of adopting the new accounting standard in fiscal 2001 was to decrease income before income taxes and minority interests by ¥2,431 million and unrealized gains on available-for-sale securities, net of related income taxes and minority interests, amounting to ¥103,669 million was recorded in shareholders' equity.

e) Derivatives and Hedging Transactions

Derivative financial instruments are stated at fair value. If derivative financial instruments meet certain hedging criteria, the Company and its consolidated subsidiaries defer the recognition of gains or losses until the hedged transactions occur. Certain foreign currency exchange contracts and foreign currency swap contracts, meeting certain conditions, are accounted for as a part of translating foreign currency monetary assets and liabilities in the consolidated balance sheets.

The Company and its consolidated subsidiaries utilize hedge accounting for foreign currency forward exchange contracts hedging foreign currency monetary assets and liabilities, foreign currency swap contracts hedging foreign currency borrowings, and interest rate swap contracts hedging borrowings and other debts. The Company and its consolidated subsidiaries utilize hedging instruments to hedge risks of future changes in foreign exchange rates and interest rates in accordance with respective internal policies and procedures on risk control. The Company and its consolidated subsidiaries assess the effectiveness of each hedge contract by comparing the total cash flow fluctuation of hedging instruments and hedged items.

The new accounting standard "Accounting Standards for Financial Instruments", effective from the year ended March 31, 2001, requires companies to state derivative financial instruments at fair value and to recognize changes in fair value as gains or losses in the income statement unless derivative financial instruments are used for hedging purposes. The effect of adopting the new accounting standard in fiscal 2001 was to decrease income before income taxes and minority interests by ¥924 million.

f) Allowance for Doubtful Receivables

The allowance for doubtful receivables has been provided based upon estimated uncollectible amounts for individually identified doubtful receivables and historical loss experience for the other receivables.

g) Inventories

Finished goods and work in process are stated at average cost. Principal raw materials are stated at lower of last-in, first-out cost or market. Other raw materials and supplies are stated at the moving average cost. Inventories of certain overseas subsidiaries are stated at the lower of cost or market, cost being determined by the first-in, first-out or average cost method.

h) Property, Plant and Equipment

The Company and its domestic consolidated subsidiaries principally use the straight-line method for depreciation of buildings and the declining-balance method for other depreciable assets. Overseas subsidiaries principally use the straight-line method.

i) Land Revaluation

Pursuant to the "Law Concerning Land Revaluation", a consolidated subsidiary revaluated land used in business activities on March 31, 2002. The net unrealized losses in value of the subsidiary's land, net of related income taxes and minority interests, are recorded as "land revaluation" in shareholders' equity.

The revaluation of the land was recorded based upon a real estate tax value in accordance with Article 2, Paragraph 3 of the Enforcement Ordinance Concerning Land Revaluation.

	Millions of yen	Thousands of U.S. dollars
	2002	2002
Book value before revaluation	¥ 7,382	$ 55,400
Carrying amount after revaluation	5,373	40,323

j) Service Warranty Expense

Service warranty expense is accrued in accordance with the Corporate Income Tax Law in Japan to cover possible future warranty costs.

k) Provision for Loss on Construction Contracts - Accounting Change

During the year ended March 31, 2002, a consolidated subsidiary changed its accounting method and began to assess and record a provision for construction contracts when estimated costs will exceed contract revenue. This change relates to certain large construction projects which are unlikely to improve due to changes in the environment. This will more fairly present the results of current period operations and financial position of the subsidiary on a more conservative basis. The effect of this change was to decrease net income before income taxes and minority interests by ¥1,420 million (US$10,657 thousand).

l) Revenue Recognition

Sales are generally recorded at the time of shipment of products.

For significant long-term, large-scale construction contracts, revenue is recorded on the percentage-of-completion method. The completed-contract method is used for all other contracts. In applying the completed-contract method, during the construction period, accumulated costs of the contracts are included in inventories and advances from customers received on the related contracts are included in other current liabilities.

m) Research and Development

Expenses related to research and development of new products are charged to selling, general and administrative expenses as incurred and amounted to ¥24,492 million (US$183,805 thousand) and ¥22,233 million for the years ended March 31, 2002 and 2001, respectively.

In addition, manufacturing costs include research and development expenses, which are attributable to research and development work carried out by individual divisions in on-the-spot improvement of existing products and production methods, amounting to ¥23,951 million (US$179,745 thousand) and ¥22,537 million for the years ended March 31, 2002 and 2001, respectively.

Development costs of salable software and internal-use software of the Company and consolidated domestic subsidiaries are written off based on estimated salable quantities and amortized by the straight-line method over estimated useful lives of 5 years, respectively.

n) Pension and Severance Costs

The Company and most of its domestic consolidated subsidiaries have pension, termination and retirement allowance plans to provide benefits for substantially all employees. The benefits of the plans are, in general, determined on the basis of length of service and compensation at the time of termination or retirement. Payments of the benefits are made under an unfunded termination and retirement allowance plan and trusteed contributory and non-contributory funded plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard "Accounting for Retirement Benefits" ("Opinion Concerning the Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998). In accordance with the new accounting standards, the Company and its domestic consolidated subsidiaries provided allowance for employees' severance and pension cost at March 31, 2001, based on the estimated amounts of projected benefit obligation reduced by the fair value of the pension plan assets at the fiscal year end. In prior years, the Company and its consolidated subsidiaries provided for the termination allowances based on the amount required if all employees involuntarily terminated at the year end under the unfunded termination and retirement allowance plans. Also, payments of contributions to the funded plans were charged to income as paid.

In fiscal 2001, the Company and certain of its consolidated subsidiaries wrote off the initial transition cost of ¥115,933 million, in connection with the adoption of the new standard, and included the amount in other expenses. Certain other consolidated subsidiaries elected to amortize such costs through 2005.

During fiscal 2001, the Company and certain of its consolidated subsidiaries contributed certain securities with a market value of ¥111,773 million to the employees' retirement benefit trust. A gain of ¥100,046 million was recognized and is included in other income representing the excess of market value over the book value of such securities.

In addition, directors and corporate auditors of the Company and certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders' approval. The amount required based on length of services and remuneration to date under these plans is fully accrued.

o) Income Taxes

The provision for income taxes is based on income for financial statement purposes.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

p) Finance Leases

Finance leases which do not transfer ownership or that do not have bargain purchase option provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP. Certain foreign subsidiaries account for such leases as purchase and sale transactions.

q) Consolidated Statements of Cash Flows

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with a maturity not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

r) Appropriation of Retained Earnings

The Company and its domestic consolidated subsidiaries record, as a charge directly to retained earnings, cash dividends and bonuses to directors and corporate auditors in the financial year, in which the appropriation of retained earnings is approved at the shareholders' meeting.

s) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities, in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. SECURITIES

The carrying amounts of securities in current assets and investment securities at March 31, 2002 and 2001, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Securities:			
Available-for-sale securities	¥ 64	¥ 1,765	$ 480
Held-to-maturity debt securities	1,499	498	11,250
	¥ 1,563	¥ 2,263	$ 11,730
Investment securities:			
Available-for-sale securities, which have quoted market value	¥ 196,685	¥ 255,701	$ 1,476,060
Non-marketable equity securities	11,798	12,150	88,540
Non-marketable debt securities and others	14,000	14,510	105,066
	¥ 222,483	¥ 282,361	$ 1,669,666

The following is a summary of available-for-sale securities included in investment securities, which have a quoted market value, at March 31, 2002 and 2001:

	Millions of yen			
2002	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity security	¥ 35,305	¥ 161,718	¥ (1,609)	¥ 195,414
Others	1,248	25	(2)	1,271
	¥ 36,553	¥ 161,743	¥ (1,611)	¥ 196,685

	Thousands of U.S. dollars			
2002	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity security	$ 264,953	$ 1,213,643	$ (12,075)	$ 1,466,522
Others	9,366	188	(15)	9,538
	$ 274,319	$ 1,213,831	$ (12,090)	$ 1,476,060

	Millions of yen			
2001	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity security	¥ 38,059	¥ 216,465	¥ (650)	¥ 253,874
Others	1,798	30	(1)	1,827
	¥ 39,857	¥ 216,495	¥ (651)	¥ 255,701

Proceeds from sales of available-for-sale securities were ¥21,650 million (US$162,477 thousand) and ¥10,805 million for the years ended March 31, 2002 and 2001, respectively. The gross realized gains on those sales were ¥15,403 million (US$115,595 thousand) for the year ended March 31, 2002. The gross realized gains and losses on those sales were ¥9,396 million and ¥51 million, respectively, for the year ended March 31, 2001.

4. DERIVATIVE TRANSACTIONS

The Company and its consolidated subsidiaries have entered into foreign currency forward exchange contracts, foreign currency option contracts and foreign currency swap contracts to hedge risks of exchange rate fluctuations of foreign currency monetary assets and liabilities, interest rate swap contracts to hedge risks of interest rate fluctuations of borrowings and other debts, and commodity forward contracts for copper and aluminum to reduce exposure to fluctuations in market value. The Company and its consolidated subsidiaries use derivative transactions for managing market risk relating to recorded assets and liabilities as well as for future commitments and not for speculation or dealing purposes. The Company and its consolidated subsidiaries deal with highly rated international financial institutions and trading concerns as counter-party to these transactions to minimize credit risk exposure. Derivative transactions are entered into by each operational division, and the processing of the transactions are controlled and reviewed by administrative divisions, in accordance with established policies that restrict dealing in derivatives, including limits on authority and amounts.

The following is a summary of only the derivative contracts which do not meet the Japanese criteria for hedge accounting. The net changes in market value are recorded in the consolidated statements of income for the years ended March 31, 2002 and 2001.

	Millions of yen						Thousands of U.S. dollars		
	2002			2001			**2002**		
	Contracted amount	Fair value	Recognized loss	Contracted amount	Fair value	Recognized loss	Contracted amount	Fair value	Recognized loss
Interest rate swap contracts	**¥ 23,131**	**¥ (509)**	**¥ (509)**	¥ 24,551	¥ (924)	¥ (924)	**$173,591**	**$ (3,820)**	**$ (3,820)**

5. INVENTORIES

Inventories at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished goods	**¥ 49,729**	¥ 50,775	**$ 373,201**
Work in process	**122,673**	135,791	**920,623**
Raw material and supplies	**45,109**	42,992	**338,529**
Total	**¥ 217,511**	¥ 229,558	**$ 1,632,353**

6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings are primarily from banks and are represented by overdrafts and short-term notes, principally of 90 days' maturity, bearing interest at average annual rates of approximately 2.3% and 2.4% in 2002 and 2001, respectively. The Company and its consolidated subsidiaries have had no difficulty in renewing such notes upon maturity.

Long-term debt at March 31, 2002 and 2001, consists of the following:

	Conversion price (Per share)	Millions of yen		Thousands of U.S. dollars
		2002	2001	2002
Unsecured convertible bonds:				
Interest 2.0%, payable in yen, due 2001	¥ 1,805.10	¥ -	¥ 29,692	$ -
Interest 0.25%, payable in yen, due 2008	1,589.00	48,366	48,366	362,972
Interest 0.9%, payable in yen, due 2008 issued by a consolidated subsidiary	944.00	4,192	4,192	31,460
Interest 0.35%, payable in yen, due 2003 issued by a consolidated subsidiary	1,384.00	5,300	5,300	39,775
Unsecured bonds, payable in yen, due 2001 to 2011, interest 0.9% - 2.8%		206,500	172,000	1,549,719
Secured bonds, payable in yen, due 2005 to 2006, interest 2.6% - 2.7%		300	300	2,251
Secured loans from banks, insurance companies and other financial institutions, due 2001-2012, interest 0.0%-8.3%		4,841	6,667	36,330
Unsecured loans from banks, insurance companies and other financial institutions, due 2001-2030, interest 0.0%-13.3%		92,035	56,111	690,694
		361,534	322,628	2,713,201
Less: current portion of long-term debt		(60,393)	(52,808)	(453,231)
		¥ 301,141	¥ 269,820	$ 2,259,970

Substantially all of the loans from banks are made under basic agreements, customary in Japan, which provide that, with respect to all present or future liabilities to the banks, the Company and its consolidated subsidiaries shall provide collateral or a third-party guarantee at the request of any such bank, that any collateral provided under any agreement will be applicable to all indebtedness to the banks and that lending banks have the right to offset deposits with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debts payable to the banks.

If all convertible bonds of the Company were converted at March 31, 2002, 30,438 thousand shares of common stock would be issuable. The conversion prices are subject to adjustment under certain conditions.

The aggregate annual maturities of long-term debt outstanding at March 31, 2002, are as follows:

March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 60,393	$ 453,231
2004	51,728	388,202
2005	37,321	280,083
2006	26,439	198,417
2007	55,872	419,302
2008 and thereafter	129,781	973,966
	¥ 361,534	$ 2,713,201

The following assets are pledged as collateral for secured long-term debt, including current portion, at March 31, 2002 and 2001.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Investment securities	¥ 3,568	¥ 2,844	$ 26,777
Property, plant and equipment, net of accumulated depreciation	27,697	29,510	207,857
	¥ 31,265	¥ 32,354	$ 234,634

7. SHAREHOLDERS' EQUITY

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding 50% of the issue price of the new shares as additional paid-in capital.

Effective October 1, 2001, the Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations of unappropriated retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains equal to or exceeding 25% of common stock, they are available for dividends by the resolution of shareholders' meeting. The legal reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the unconsolidated financial statements of the Company in accordance with the Code.

Certain directors of the Company, including directors already retired, might be granted options to purchase the Company's common stock. Treasury stock reserved for options at March 31, 2002, was 224,000 shares. The Code provides that there are certain restrictions on payment of dividends in connection with the treasury stock repurchased for stock options.

The Code provides that at least 50% of the issue price of new shares, with a minimum of the par value thereof, be included in common stock. In conformity therewith, the Company has divided the principal amount of the convertible bonds converted into common stock and the proceeds received from the issuance of common stock, including the exercise of warrants, between common stock and additional paid-in capital by resolution of the Board of Directors.

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during each period. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding increased by the number of shares which would have been outstanding assuming the conversion of dilutive bonds and exercise of dilutive stock purchase warrants at the beginning of the period. The related interest expense, net of income taxes, has been eliminated for the purposes of this calculation.

On June 27, 2002, the Company's shareholders approved the payment of year-end cash dividends totaling ¥3,746 million (US$28,113 thousand) to the Company's shareholders of record at March 31, 2002, covering the year then ended, and the payment of bonuses to the Company's directors totaling ¥100 million (US$750 thousand). In addition, the Company's shareholders authorized the Company to purchase treasury stock up to 20 million outstanding shares, limited to ¥20 billion (US$150 million), upon resolution of the Board of Directors.

8. TRANSACTIONS WITH NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Sales to and purchases from non-consolidated subsidiaries and affiliates, related year-end trade notes and accounts receivable and payable, and other receivables in current assets from those companies are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
For the years ended March 31:			
Sales	¥ **70,283**	¥ 55,903	$ **527,452**
Purchases	**78,832**	78,489	**591,610**
As of March 31:			
Trade notes and accounts receivable	**25,441**	25,144	**190,927**
Trade notes and accounts payable	**11,479**	17,569	**86,146**
Other receivables in current assets	**2,903**	1,348	**21,786**

9. INCOME TAXES

The Company and its consolidated domestic subsidiaries are subject to several taxes based on income which, in the aggregate, result in statutory tax rates of approximately 42% for the years ended March 31, 2002 and 2001.

The following table summarizes the significant differences between the statutory tax rate and the effective tax rates for financial statement purposes for the years ended March 31, 2002 and 2001:

	2002	2001
Statutory tax rate	42.0 %	42.0 %
Equity in net (income) loss of affiliates	1.2	(4.6)
Permanent non-deductible expenses	3.0	1.1
Foreign tax credit	(2.4)	(1.0)
Effect of lower tax rate in overseas subsidiaries	(2.3)	(1.6)
Non taxable dividends	3.1	–
Other	0.7	1.6
Effective tax rate	45.3 %	37.5 %

Significant components of the deferred tax assets and liabilities at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Accrued pension and severance costs*	¥ 27,903	¥ 25,306	$ 209,404
Accrued expenses	7,960	8,770	59,737
Inter-company profits	7,716	8,434	57,906
Inventory valuation	5,307	4,695	39,827
Investment securities valuation	4,891	3,755	36,706
Depreciation and amortization	2,256	1,810	16,930
Allowance for doubtful receivables	2,107	–	15,812
Net operating loss carry forwards	6,951	4,095	52,165
Other	15,532	13,463	116,563
	80,623	70,328	605,050
Less-valuation allowance	(3,607)	(2,669)	(27,069)
Total deferred tax assets	77,016	67,659	577,981
Deferred tax liabilities:			
Unrealized holding gains and losses on investment securities	(67,161)	(89,565)	(504,023)
Reserve for deferred gains on sales of fixed assets	(8,707)	(8,167)	(65,343)
Depreciation of overseas subsidiaries	(4,735)	(3,984)	(35,534)
Land revaluation	(824)	–	(6,184)
Other	(1,943)	(2,027)	(14,582)
Total deferred tax liabilities	(83,370)	(103,743)	(625,666)
Net deferred tax liabilities	¥ (6,354)	¥ (36,084)	$ (47,685)

*The deferred tax asset for "accrued pension and severance costs" shown above includes the effect of the write-off of initial transition cost, offset by the gain on securities contributed to employees' retirement benefit trust (*see Note 2*).

Net deferred tax liabilities at March 31, 2002 and 2001, respectively, are included in the consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred income taxes (current assets)	¥ 23,797	¥ 22,835	$ 178,589
Deferred income taxes (investment and other assets)	27,053	22,592	203,024
Other current liabilities	(181)	(431)	(1,358)
Deferred income taxes (long-term liabilities)	(57,023)	(81,080)	(427,940)
	¥ (6,354)	¥ (36,084)	$ (47,685)

10. PENSION AND SEVERANCE COSTS

The Company and its domestic consolidated subsidiaries have the defined benefit pension plans. The plans comprise funded pension plans that have been provided to their employees for unfunded lump-sum severance benefits, annuity or lump-sum payments from funded pension plans established pursuant to the Japanese Welfare Pension Law and the Corporate Tax Law, and from unfunded pension plans. These benefits and payments are mostly determined by reference to current basic rates of pay, length of service and conditions under which the terminations occur.

The following table sets forth the changes in benefit obligation, plan assets and funded status of the Company and its consolidated subsidiaries for employees at March 31, 2002 and 2001.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Benefit obligation at end of year	**¥ (399,890)**	¥ (388,469)	**$ (3,001,051)**
Fair value of plan assets at end of year	**227,007**	267,947	**1,703,617**
Funded status:			
Benefit obligation in excess of plan assets	**(172,883)**	(120,522)	**(1,297,434)**
Unrecognized net transition obligation at date of adoption	**4,564**	9,026	**34,252**
Unrecognized actuarial losses	**116,827**	50,453	**876,750**
Unrecognized prior service cost	**(17,724)**	(3,589)	**(133,013)**
Sub-total	**(69,216)**	(64,632)	**(519,445)**
Advanced to funded pension plans	**292**	77	**2,191**
Accrued pension and severance costs for employees in the consolidated balance sheets	**¥ (69,508)**	¥ (64,709)	**$ (521,636)**

Pension and severance costs of the Company and its consolidated subsidiaries consist of the following components for the years ended March 31, 2002 and 2001.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Service cost	**¥ 14,850**	¥ 12,525	**$ 111,444**
Interest cost	**12,824**	12,664	**96,240**
Expected return on plan assets	**(6,559)**	(7,326)	**(49,223)**
Amortization:			
Transition obligation at date of adoption	**4,462**	115,933	**33,486**
Actuarial losses	**3,836**	–	**28,788**
Prior service cost	**(2,190)**	(867)	**(16,435)**
Net periodic pension and severance cost	**¥ 27,223**	¥ 132,929	**$ 204,300**

Assumptions used in the accounting for the defined benefit plans for the years ended March 31, 2002 and 2001

	2002	2001
Method of attributing benefits to periods of service:	**straight-line basis**	straight-line basis
Discount rates:	**2.5%-3.0%**	2.5%-3.5%
Long-term rates of return on fund assets:	**1.5%-3.5%**	2.0%-4.9%
Amortization period for transition obligation at date of adoption:	**5 years or less (within 3 years for certain listed companies)**	5 years or less (within 3 years for certain listed companies)
Amortization period for prior service cost:	**mainly 3 years**	mainly 3 years
Amortization period for actuarial losses:	**remaining average service period or less (5-17 years)**	remaining average service period or less (5-17 years)

In addition, retirement benefits for directors and corporate auditors of the Company and certain subsidiaries of ¥3,092 million ($23,205 thousand) and ¥3,217 million are included in accrued pension and severance costs as of March 31, 2002 and 2001, respectively.

11. CONTINGENT LIABILITIES

Contingent liabilities at March 31, 2002, are as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivables discounted	¥ 3,210	$ 24,090
Notes receivables endorsed	651	4,886
Guarantees-		
Guarantees for borrowings by employees, non-consolidated subsidiaries and affiliates	10,437	78,326
Contingent guarantees for borrowings by non-consolidated subsidiaries and affiliates	406	3,047
Keepwell agreements and letters of awareness by non-consolidated subsidiaries and affiliates	376	2,822

12. LEASES

Information relating to finance leases, except for which the ownership of the leased assets is considered to be transferred to the lessee.

a) Finance Leases as Lessor

Finance leases as lessor, including finance charges, at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Acquisition cost	¥ 1,138	¥ 1,746	$ 8,540
Accumulated depreciation	686	1,045	5,148
Net book value	¥ 452	¥ 701	$ 3,392

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Payments due within one year	¥ 208	¥ 333	$ 1,561
Payments due after one year	309	478	2,319
	¥ 517	¥ 811	$ 3,880

Lease payments received under such leases for the years ended March 31, 2002 and 2001, are ¥334 million (US$2,507 thousand) and ¥366 million, respectively.

b) Finance Leases as Lessee

Information assuming capitalization of lease obligations for non-capitalized finance leases, including finance charges, at March 31, 2002 and 2001, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Acquisition cost*	¥ 9,475	¥ 9,173	$ 71,107
Accumulated depreciation	5,890	5,574	44,203
Net book value*	¥ 3,585	¥ 3,599	$ 26,904

*Including assumed future interest

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Payments due within one year	¥ 1,569	¥ 1,557	$ 11,775
Payments due after one year	2,016	2,042	15,129
	¥ 3,585	¥ 3,599	$ 26,904

Lease payments under such leases for the years ended March 31, 2002 and 2001, are ¥1,916 million (US$14,379 thousand) and ¥2,012 million, respectively.

c) Operating Leases as Lessee

Lease obligations under operating leases, at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Payments due within one year	¥ **1,225**	¥ 2,521	$ **9,193**
Payments due after one year	**5,519**	2,922	**41,419**
	¥ **6,744**	¥ 5,443	$ **50,612**

13. LOSSES ON DISPOSAL OF INVENTORIES

The Company and a consolidated subsidiary recognized losses on disposal of excess inventories connected to optical communication related parts and others. These losses arose from the rapid decline of demand in the information technology business during the year ended March 31, 2002.

14. CASH FLOW INFORMATION

The reconciliation between cash and time deposits in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2002 and 2001, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Cash and time deposits	¥ **125,557**	¥ 132,898	$ **942,266**
Deposits placed with banks with a maturity of over three months	**(757)**	(1,413)	**(5,680)**
Securities	**64**	2,107	**480**
Other receivables in current assets	**17,997**	16,589	**135,062**
Cash and cash equivalents	¥ **142,861**	¥ 150,181	$ **1,072,128**

Other receivables in current assets consist mainly of commercial paper and certificate of deposits with repurchase agreements.

15. SEGMENT INFORMATION

The operations of the Company and its consolidated subsidiaries are classified into four business segments as follows:

Wires & Cables:

Electric wires, power and communication cables, optical-fiber cables and automotive wiring harnesses.

Cable Accessories & Engineering:

Cable accessories, optical-fiber fusion splicers, antenna systems, power line information systems and engineering, such as telecommunications networks and power cable construction works.

Industrial Materials:

Special steel wire, such as prestressing materials for prestressed concrete, piano wire, stainless steel wire; sintered alloys, such as tungsten carbide tools, powder metallurgical parts, composite materials for substrates and heat sinks and synthetic monocrystal diamonds; and hybrid products, such as air springs, inflatable rubber mobile dams, fluorine resin-coated products and fiber-reinforced plastic products.

Information-related Business & Others:

Optical-fiber data links, compound semiconductors, metallic materials for electronic leadwire and related components, irradiated products, flexible printed circuits, network system products such as ADSL and traffic control equipment, resin precision hybrid products, disc brakes, antilock braking systems and disk brake pads.

Business segment information for the years ended March 31, 2002 and 2001, is as follows:

	Millions of yen					
2002	Wires & cables	Cable accessories & engineering	Industrial materials	Information-related business & others	Eliminations & corporate	Consolidated
Sales to outside customers	¥ 591,036	¥ 275,495	¥ 297,870	¥ 320,620	¥ –	¥ 1,485,021
Intersegment sales	9,682	13,594	5,638	30,327	(59,241)	–
Total revenue	¥ 600,718	¥ 289,089	¥ 303,508	¥ 350,947	¥ (59,241)	¥ 1,485,021
Operating income	¥ 26,616	¥ 3,253	¥ 11,643	¥ 4,027	¥ 626	¥ 46,165
Assets	¥ 586,854	¥ 232,740	¥ 480,909	¥ 361,858	¥ 105,049	¥ 1,767,410
Depreciation and amortization	34,301	3,517	22,410	28,007	–	88,235
Capital expenditures	63,842	5,411	26,706	39,349	–	135,308

	Thousands of U.S. dollars					
2002	Wires & cables	Cable accessories & engineering	Industrial materials	Information-related business & others	Eliminations & corporate	Consolidated
Sales to outside customers	$ 4,435,542	$ 2,067,505	$ 2,235,422	$ 2,406,154	$ –	$11,144,623
Intersegment sales	72,660	102,019	42,311	227,595	(444,585)	–
Total revenue	$ 4,508,202	$ 2,169,524	$ 2,277,733	$ 2,633,749	$ (444,585)	$11,144,623
Operating income	$ 199,745	$ 24,413	$ 87,377	$ 30,221	$ 4,698	$ 346,454
Assets	$ 4,404,157	$ 1,746,642	$ 3,609,073	$ 2,715,633	$ 788,360	$13,263,865
Depreciation and amortization	257,418	26,394	168,180	210,184	–	662,176
Capital expenditures	479,115	40,608	200,420	295,302	–	1,015,445

	Millions of yen					
2001	Wires & cables	Cable accessories & engineering	Industrial materials	Information-related business & others	Eliminations & corporate	Consolidated
Sales to outside customers	¥ 582,855	¥ 278,763	¥ 310,668	¥ 306,454	¥ –	¥ 1,478,740
Intersegment sales	7,699	10,852	3,404	50,923	(72,878)	–
Total revenue	¥ 590,554	¥ 289,615	¥ 314,072	¥ 357,377	¥ (72,878)	¥ 1,478,740
Operating income	¥ 36,673	¥ 7,179	¥ 21,493	¥ 28,890	¥ 934	¥ 95,169
Assets	¥ 527,757	¥ 250,636	¥ 530,302	¥ 336,405	¥ 167,790	¥ 1,812,890
Depreciation and amortization	28,025	3,651	20,736	21,963	–	74,375
Capital expenditures	51,055	3,967	31,193	47,502	–	133,717

Corporate assets of ¥172,867 million (US$1,297,313 thousand) and ¥224,264 million at March 31, 2002 and 2001, respectively, consist mainly of cash and time deposits and investment securities owned by the Company. The increase in and amortization of long-term prepaid expenses are included in capital expenditure and amortization, respectively, as shown above.

The operations of the Company and its consolidated subsidiaries are classified into geographical areas as follows: Japan, Americas (U.S.A., Mexico and others), Asia (Indonesia, China, Singapore, Thailand and others) and Others (U.K., Germany and others).

The Information by geographic area for the years ended March 31, 2002 and 2001, is as follows:

2002	Millions of yen					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to outside customers	¥ 1,134,025	¥ 201,401	¥ 93,886	¥ 55,709	¥ –	¥ 1,485,021
Intersegment sales	123,774	6,353	45,082	728	(175,937)	–
Total revenue	¥ 1,257,799	¥ 207,754	¥ 138,968	¥ 56,437	¥ (175,937)	¥ 1,485,021
Operating income	¥ 35,161	¥ 1,944	¥ 7,369	¥ 1,031	¥ 660	¥ 46,165
Assets	¥ 1,467,204	¥ 155,845	¥ 120,893	¥ 46,343	¥ (22,875)	¥ 1,767,410

2002	Thousands of U.S. dollars					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to outside customers	$ 8,510,507	$ 1,511,452	$ 704,585	$ 418,079	$ –	$11,144,623
Intersegment sales	928,886	47,677	338,326	5,463	(1,320,352)	–
Total revenue	$ 9,439,393	$ 1,559,129	$ 1,042,911	$ 423,542	$(1,320,352)	$11,144,623
Operating income	$ 263,873	$ 14,589	$ 55,302	$ 7,737	$ 4,953	$ 346,454
Assets	$ 11,010,912	$ 1,169,568	$ 907,265	$ 347,790	$ (171,670)	$13,263,865

2001	Millions of yen					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to outside customers	¥ 1,171,429	¥ 189,634	¥ 75,032	¥ 42,645	¥ –	¥ 1,478,740
Intersegment sales	116,786	5,300	40,008	730	(162,824)	–
Total revenue	¥ 1,288,215	¥ 194,934	¥ 115,040	¥ 43,375	¥ (162,824)	¥ 1,478,740
Operating income	¥ 79,687	¥ 8,077	¥ 6,678	¥ 995	¥ (268)	¥ 95,169
Assets	¥ 1,508,887	¥ 138,382	¥ 97,659	¥ 32,505	¥ 35,457	¥ 1,812,890

Overseas sales are those of the Company and its subsidiaries in countries other than Japan, including overseas subsidiaries' sales to overseas third parties. Overseas sales for the years ended March 31, 2002 and 2001, are as follows:

2002	Millions of yen			
	Americas	Asia	Others	Total
Overseas sales	¥ 203,703	¥ 130,267	¥ 64,723	¥ 398,693
Consolidated net sales	–	–	–	¥ 1,485,021
Ratio of overseas sales to consolidated net sales	13.7%	8.8%	4.3%	26.8%

2002	Thousands of U.S. dollars			
	Americas	Asia	Others	Total
Overseas sales	$ 1,528,728	$ 977,614	$ 485,726	$ 2,992,068

2001	Millions of yen			
	Americas	Asia	Others	Total
Overseas sales	¥ 199,938	¥ 112,530	¥ 54,676	¥ 367,144
Consolidated net sales	–	–	–	¥ 1,478,740
Ratio of overseas sales to consolidated net sales	13.5%	7.6%	3.7%	24.8%

16. SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN JAPAN AND THE UNITED STATES

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP which differs from U.S. GAAP in certain material respects.

The following tables set forth the reconciliation to U.S. GAAP for net income and shareholders' equity at and for the years ended March 31, 2002 and 2001.

	Millions of yen		Thousands of U.S. dollars	
2002	Net income	Shareholders' equity	Net income	Shareholders' equity
Amounts reported in the consolidated financial statements under Japanese GAAP	¥ 8,260	¥ 690,562	$ 61,989	$ 5,182,454
Adjustments:				
• Inventory valuation	(4,492)	(9,346)	(33,711)	(70,139)
• Accounting for compensated absences	(653)	(10,531)	(4,901)	(79,032)
• Unrealized gain on securities contributed to employees' retirement benefit trust	–	(100,046)	–	(750,814)
• Write-off and amortization of initial transition cost of pension and severance plans	4,462	(4,564)	33,486	(34,252)
• Amortization of actuarial loss	2,675	2,675	20,075	20,075
• Other	(592)	1,455	(4,443)	10,920
• Income taxes	(733)	52,850	(5,501)	396,623
• Investments in affiliates and minority interests, net	(407)	948	(3,054)	7,114
• Other comprehensive income, net of income taxes	–	13,386	–	100,458
Effect of U.S. GAAP adjustments	260	(53,173)	1,951	(399,047)
Amounts determined in conformity with U.S. GAAP	¥ 8,520	¥ 637,389	$ 63,940	$ 4,783,407

	Millions of yen	
2001	Net income	Shareholders' equity
Amounts reported in the consolidated financial statements under Japanese GAAP	¥ 40,223	¥ 707,972
Adjustments:		
• Inventory valuation	(232)	(4,854)
• Accounting for compensated absences	442	(9,878)
• Unrealized gain on securities contributed to employees' retirement benefit trust	(100,046)	(100,046)
• Write-off and amortization of initial transition cost of pension and severance plans	115,933	(9,026)
• Other	(2,004)	26
• Income taxes	(6,052)	53,583
• Investments in affiliates and minority interests, net	(5,088)	1,355
• Other comprehensive income, net of income taxes	–	52,719
Effect of U.S. GAAP adjustments	2,953	(16,121)
Amounts determined in conformity with U.S. GAAP	¥ 43,176	¥ 691,851

The significant differences between Japanese GAAP and U.S. GAAP that would apply to the Company and its consolidated subsidiaries are as follows:

Inventory valuation

Under Japanese GAAP, most inventories are stated at cost, except for certain materials and inventories in certain overseas subsidiaries that have been stated at the lower of cost or market.

Under U.S. GAAP, all inventories are stated at the lower of cost or market.

Accounting for compensated absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and recognition of such liabilities is not generally practiced in Japan.

Under U.S. GAAP, a liability for employees' compensation for future absence is recorded on an accrued basis.

Unrealized gain on securities contributed to employees' retirement benefit trust

The Company and certain of its consolidated subsidiaries contributed certain investment securities with a market value of ¥111,773 million to the employees' retirement benefit trust in fiscal 2001, and accordingly recognized under Japanese GAAP a gain of ¥100,046 million as other income, which represents the excess of market value over the book value of such securities (*see Note 2*).

Under U.S. GAAP, such gain is deferred until the securities are sold or disposed of by the trust. However, the gain would be reflected as other comprehensive income, net of income taxes, and presented as a separate component of shareholders' equity.

Write-off and amortization of initial transition cost of pension and severance plans

The Company and certain of its consolidated subsidiaries wrote off the initial transition cost upon adoption of the new Japanese pension accounting standard on April 1, 2000 with the exception that certain other consolidated subsidiaries elected to amortize such cost through 2005 (*see Note 2*).

Under U.S. GAAP, the initial transition cost would have already been amortized over the employees' service period beginning with the original effective date of the U.S. accounting standard.

Amortization of actuarial loss

Under Japanese GAAP, unrecognized actuarial gains and losses are started to be amortized from the next fiscal year over the remaining average service period or less, where such gains and losses are started to be amortized from the next fiscal year over the remaining average service period when they excess certain amounts in accordance with the "corridor approach" under U.S. GAAP.

Income taxes

The adjustment of income taxes represents the tax effect for the above adjustments to U.S. GAAP.

Investments in affiliates and minority interests, net

The adjustment for the investments in affiliates and minority interests represents the net adjustment resulting from application of certain U.S. GAAP adjustments to affiliates and consolidated subsidiaries.

Other comprehensive income, net of income taxes

U.S. GAAP requires that certain items be recognized as components of "comprehensive income" and be reported in the financial statements, net of tax effects, as a part of shareholders' equity.

The net adjustment for other comprehensive income, net of income taxes in the table above includes unrealized gain on securities contributed to the pension trust of ¥59,309 million (US$ 445,096 thousand) and charges for an additional minimum pension liability of ¥41,502 million (US$ 311,460 thousand).

Corporate Directory

Head Office (Osaka)
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 541-0041, Japan
Tel.: 81 (6) 6220-4141
Fax: 81 (6) 6222-3380

Head Office (Tokyo)
3-12, Moto Akasaka 1-chome,
Minato-ku, Tokyo 107-8468, Japan
Tel.: 81 (3) 3423-5111
Fax: 81 (3) 3423-5009

DOMESTIC WORKS

Osaka Works
Main Products: Electric conductors, power cables and insulated wires, power line construction, communications cables, antenna systems, hybrid products, systems and electronics
Employees: 2,700

Itami Works
Main Products: Special steel wires, sintered alloy products, superhard materials, electronic materials, compound semiconductors
Employees: 2,800

Yokohama Works
Main Products: Electric conductors, power cables and insulated wires, communications cables, optical-fiber systems, communications engineering, sintered alloy products
Employees: 2,300

Kanto Works
Main Product: Electronic wires
Employees: 650

DOMESTIC SUBSIDIARIES AND AFFILIATES

(Publicly Listed Companies Indicated in Bold Print)

WIRES AND CABLES

□ **Sumitomo Wiring Systems, Ltd.**
Main Product: Automotive wiring harnesses

□ OCC Corporation
Main Product: Submarine cable

□ **Toyokuni Electric Cable Co., Ltd.**
Main Product: Electric wire and cable

□ Kawamura Electric Wire Industries Co., Ltd.
Main Product: Electric wire and cable

□ Daikoku Electric Wire Co., Ltd.
Main Product: Magnet wire and coil

□ Kiyohara Sumiden, Ltd.
Main Product: Optical fiber

□ Daiden Co., Ltd.
Main Product: Electric wire and cable

□ Hokkaido Electric Industries, Ltd.
Main Product: Electric wire and cable

□ J-Power Systems Corporation
Main Product: High-voltage electric power cable

□ Sumiden Fine Conductors Co., Ltd.
Main Product: Lead wire for electronic parts

□ Kitanihon Electric Cable Co., Ltd.
Main Product: Electric wire and cable

□ Hannan Electric Wire & Cable Co., Ltd.
Main Product: Electric wire and cable

□ Tomita Electric Co., Ltd.
Main Product: Compressor coil

□ Sumiden Material Processing Co., Ltd.
Main Service: Electric wire and cable recycling

Kanto Sumiden Electronics Wire Ltd.
Main Product: Electronic wire

> AutoNetworks Technologies, Ltd.
Main Service: Wiring harnesses R&D

□ Kyoto Electric Wire Co., Ltd.
Main Product: Electronic wire

□ Kansai Pipe Industries, Ltd.
Main Product: Railway contact wire

□ Sumiden Magnet Wire, Inc.
Main Product: Magnet wire

□ Sumiden Shoji Co., Ltd.
Main Product: Electric wire and cable

□ Tomita Traders Co., Ltd.
Main Products: Electric wire and cable, hard metal tools

□ Sumideninet Co., Ltd.
Main Product: Electric wire and cable

□ Sumiden Cable Co., Ltd.
Main Product: Electric wire and cable

CABLE ACCESSORIES AND ENGINEERING

□ **Nissin Electric Co., Ltd.**
Main Products: Condensers, electric equipment for substations

□ Sunrec Co., Ltd.
Main Product: Construction materials

□ Sumiden Asahi Industries, Ltd.
Main Product: Cable accessories

□ Japan Communication Accessories Manufacturing Co., Ltd.
Main Product: Synthetic resin products

□ Sumiden Opcom, Ltd.
Main Product: Communications components

□ Sumiden High Precision Co., Ltd.
Main Product: Communications equipment

☆ **Sumitomo Densetsu Co., Ltd.**
Main Service: Electric power transmission line installation

☆ **Commuture Corp.**
Main Service: Communications line installation

☆ Sumitomo Electric Communications Engineering Co., Ltd.
Main Service: Communications system installation

☆ SEI Engineering Corporation
Main Service: Electric power transmission line installation

INDUSTRIAL MATERIALS

□ **Sumitomo Rubber Industries, Ltd.**
Main Products: Tire and rubber products, sports products

□ Sumitomo 3M, Ltd.
Main Products: Insulating tape, industrial adhesive tape

□ **Tokai Rubber Industries, Ltd.**
Main Product: Rubber products

□ **Allied Material Co., Ltd.**
Main Products: Diamond tools, refined tungsten

□ Sumitomo Electric Tool Net, Inc.
Main Product: Hard metal tools

□ *Sumitomo Electric Tochigi Co., Ltd.*
Main Products: Hard-drawn wire, diamond tools

□ Sumitomo Electric Sintered Alloy, Ltd.
Main Product: Powder metallurgical parts

□ Kanto Wire Products Corporation
Main Product: Metal wire

□ Metax Corporation
Main Products: Hard-drawn wire, PC strands

□ Kyushu Sumiden Precision Industries, Ltd.
Main Product: Hard metal tools

□ Tokai Seimitsu Co., Ltd.
Main Product: Hard metal tools

□ Sumitomo Electric Fine Polymer, Inc.
Main Product: Fine polymer products

⊟ **Toyo Bussan Co., Ltd.**
Main Products: Ore and nonferrous metals

⊟ Misawa Trading Co., Ltd.
Main Product: Metal wire

□ Gokoh Shoji Co., Ltd.
Main Product: Powder metallurgical parts

⊟ Sumitomo Electric Hybrid Products Co., Ltd.
Main Products: Rubber and fluororesin products

▷ Regional Headquarters
☆ Construction & Engineering Company
○ Finance Company
✧ Representative Office
□ Manufacturing Company
> Other
⊟ Sales Company

□ Takara Sangyo Co., Ltd.
Main Product: Hard metal tools

□ Hokkaido Sumiden Precision Industries, Ltd.
Main Product: Hard metal tools

INFORMATION-RELATED BUSINESS AND OTHERS

□ Sumitomo (SEI) Brake Systems, Inc.
Main Products: Disc brakes, ABSs, brake pads

▣ ADVICS CO., LTD.
Main Product: Brake systems

□ Nuclear Fuel Industries, Ltd.
Main Product: Nuclear fuel

□ Netmarks Inc.
Main Product: Network systems

□ Sumiden Electronics, Ltd.
Main Products: Electronic components and devices for automobiles

□ Sumitomo Electric Printed Circuits, Inc
Main Product: Flexible printed circuits

□ Sumitomo Electric Systems Co., Ltd.
Main Products: Medical information systems, communications control systems development, digital map sales

□ Sumitomo Electric Hightechs Co., Ltd.
Main Products: Information systems, microcomputer-controlled systems

□ Sumitomo Electric Toyama Co., Ltd.
Main Product: Porous metal

□ ST Press Industries, Ltd.
Main Product: Disc brakes components

□ Sunray Reinetsu Co., Ltd.
Main Product: Burners

★ S&I Co., Ltd.
Main Services: Comprehensive information systems design, installation, maintenance

★ Sumiden Field Engineering Co., Ltd.
Main Services: Information processing, communications control systems construction

> Starnet Co., Ltd.
Main Services: Electronic communications, information Processing

□ Broad Net Mux Corporation
Main Product: CATV systems

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

▸ Sumitomo Electric U.S.A., Inc.
New York, U.S.A.
Fax: 1 (212) 308-6575

● Sumitomo Electric Finance U.S.A., Inc.
New York, U.S.A.
Fax: 1 (212) 308-6575
Tel.: 1 (212) 308-6444

> SEI IT Holding (USA), INC.
North Carolina, U.S.A.

> SEI Automotive Products, Inc.
Georgia, U.S.A.

> Sumitomo Electric Automotive, Inc.
Michigan, U.S.A.
Main Service: Technical center for automotive products

□ Sumitomo Electric Lightwave Corp.
North Carolina, U.S.A.
Main Products: Optical-fiber cable, components and equipment

▣ Sumitomo Electric Carbide, Inc.
Illinois, U.S.A.
Main Product: Hard metal tools

□ Sumitomo Electric Semiconductor Materials, Inc.
Oregon, U.S.A.
Main Product: Compound semiconductors

□ K&S Wiring System, Inc.
Tennessee, U.S.A.
Main Product: Automotive wiring harnesses

▣ Exce Light Communications, Inc.
North Carolina, U.S.A.
Main Product: Optical component

□ O&S California, Inc.
California, U.S.A.
Main Product: Wiring harnesses for electric appliances

□ Judd Wire, Inc.
Massachusetts, U.S.A.
Main Product: Electronic wire

□ Sumitomo Electric Magnet Wire America Inc.
Kentucky, U.S.A.
Main Product: Magnet wire

□ Sumitomo Electric Interconnect Products, Inc.
California, U.S.A.
Main Product: Heat-shrinkable tubing

□ Sumiden Wire Products Corp.
California, U.S.A.
Main Product: PC strands

□ Engineered Sintered Components Co.
North Carolina, U.S.A.
Main Product: Powder metallurgical parts

> Sumitomo Electric ESC, Inc.
North Carolina, U.S.A.
Holding Company

□ Sumitomo Electric Wiring Systems, Inc.
Kentucky, U.S.A.
Main Product: Automotive wiring harnesses

▣ Hartec, Inc.
Texas, U.S.A.
Main Products: Automotive and motorcycle wiring harnesses

□ Sumi Texas Wire, Inc.
Texas, U.S.A.
Main Product: Automotive wire

□ SEI Brakes Inc.
Ohio, U.S.A.
Main Products: Disc brakes, ABSs

□ SAFA, L.L.C.
Georgia, U.S.A.
Fax: 1 (706) 812-0665
Main Product: Brake pads

> TRI USA, Inc.
Ohio, U.S.A.

□ DTR Industries, Inc.
Ohio, U.S.A.
Main Products: Antivibration rubber, automotive hoses

□ DTR Tennessee Inc.
Tennessee, U.S.A.
Main Products: Antivibration rubber, automotive hoses

□ Sumitomo Wiring Systems (U.S.A.), Inc.
Michigan, U.S.A.
Main Products: Automotive and motorcycle wiring harnesses

▣ SEWS Canada, Inc.
Ontario, Canada
Main Product: Automotive wiring harnesses

□ Conductores Technologicos de Juarez, S.A. de C.V.
Juarez, Mexico
Main Products: Automotive and motorcycle wiring harnesses

ASIA

▸ Sumitomo Electric International (Singapore) Pte., Ltd.
Fax: 65 (291) 7502
Tel.: 65 (291) 7525

▸ Sumitomo Electric Automotive Products (Singapore) Pte., Ltd.

> VS Electronics Pte., Ltd.
Singapore
Main Service: System electronics equipment design

▣ Sumitomo Electric Interconnect Products (Singapore) Pte., Ltd.
Main Product: Electronic wire

□ Sumitomo Electric (Singapore) Pte., Ltd.
Main Products: Magnet wire and bare copper wire

▣ Sumitomo Electric Hardmetal Asia Pacific Pte., Ltd.
Singapore
Main Product: Hard metal tools

> S.E.I. Thai Holding Co., Ltd.
Bangkok, Thailand
Fax: 66 (2) 260-7230

▣ Sumitomo Electric (Thailand) Ltd.
Bangkok, Thailand
Fax: 66 (2) 260-7230
Main Product: Electric wire and cable

★ Thai Sumiden Engineering and Construction Co., Ltd.
Bangkok, Thailand
Main Service: Power cable installation

★ Sumitomo Electric Communications Engineering (Thailand), Ltd.
Bangkok, Thailand
Main Service: Communications cable installation

▸ Regional Headquarters ● Finance Company □ Manufacturing Company ▣ Sales Company
★ Construction & Engineering Company ✚ Representative Office > Other

□ Siam Electric Industries Co., Ltd.
Samutprakarn, Thailand
Main Products: Magnet wire and bare copper wire

□ Siam DG & Parts Co., Ltd.
Samutprakarn, Thailand
Main Product: DG coil

□ Sumitomo Electric Hardmetal Manufacturing (Thailand), Ltd.
Samutprakarn, Thailand
Main Product: Hard metal tools

□ Sumitomo Electric Sintered Components (Thailand) Co., Ltd.
Bangkok, Thailand
Main Product: Powder metallurgical parts

□ Sumitomo Electric Wiring Systems (Thailand), Ltd.
Bangkok, Thailand
Main Product: Automotive wiring harnesses

✥ Sumitomo Electric Industries, Ltd.
Kuala Lumpur Representative Office
Malaysia
Fax: 60 (3) 232-2221

□ Tenaga Cable Industries Sdn. Bhd.
Selangor Darul Ehsan, Malaysia
Main Product: Electric wire and cable

□ Sumitomo Electric Interconnect Products (M) Sdn. Bhd.
Johor Bahru, Malaysia
Main Product: Electronic wire

□ J.K.Wire Harness Sdn. Bhd.
Johor Bahru, Malaysia
Main Product: Automotive wiring harnesses

□ Sumitomo Electric Magnet Wire (M) Sdn. Bhd.
Selangor Darul Ehsan, Malaysia
Main Product: Magnet wire

□ Sumiden Electronic Materials (M) Sdn. Bhd.
Shahalam Selangor, Malaysia
Main Product: Lead wires for electronic components

□ Sumitomo Electric Sintered Components (M) Sdn. Bhd.
Selangor Darul Ehsan, Malaysia
Main Product: Powder metallurgical parts

✥ Sumitomo Electric Industries, Ltd.
Jakarta Representative Office
Indonesia
Fax: 62 (21) 522-0992

□ P.T. Sumi Indo Kabel Tbk
Jakarta, Indonesia
Main Product: Electric wire and cable

□ P.T. Karya Sumiden Indonesia
Jakarta, Indonesia
Main Product: Bare copper wire

□ P.T. Sumiden Serasi Wire Products
Java Barat, Indonesia
Main Products: PC strands, plain and grooved PC wire

□ P.T. Sumitomo Wiring Systems Batam Indonesia
Batam, Indonesia
Main Product: Automotive wiring harnesses

□ P.T. Sumi Indo Wiring Systems
Java Barat, Indonesia
Main Product: Automotive wiring harnesses

✥ Sumitomo Electric Industries, Ltd.
Manila Representative Office
Philippines
Fax: 63 (2) 811-2378

□ First Sumiden Circuits, Inc.
Laguna, Philippines
Main Product: Flexible printed circuits

□ International Electric Wires (Phifs.) Corp.
Tarlac, Philippines
Main Product: Automotive wire

□ International Wiring Systems (Phils.) Corp.
Tarlac, Philippines
Main Product: Automotive wiring harnesses

☆ Sumi-Pac Construction Co., Ltd.
Tao-Yuan, Taiwan, Republic of China
Main Service: Power cable installation

□ United Electric Industries Co., Ltd.
Taipei, Taiwan, Republic of China
Main Product: Cable accessories

□ Wha-Yo Electronic Materials Corp.
Hsin Chu, Taiwan, Republic of China
Main Product: Electronic materials

□ SEI Electronics Materials, Ltd.
Hsin Chu, Taiwan, Republic of China
Main Products: Compound semiconductor and electronic materials

□ Korloy, Inc.
Seoul, Korea
Main Product: Hard metal tools

□ Korea Sintered Metal Co., Ltd.
Daegu, Korea
Fax: 82 (53) 6100-701
Main Product: Powder metallurgical parts

▸ Sumitomo Electric Asia, Ltd.
Hong Kong, People's Republic of China
Fax: 852 (25) 76-6412
Tel.: 852 (25) 76-0080

■ Sumiden Wire Products Hong Kong
Hong Kong, People's Republic of China
Fax: 852 (28) 95-5512
Main Product: PC strands

□ SEI Interconnect Products (Hong Kong) Ltd.
Hong Kong, People's Republic of China
Main Products: Electronic wire, flexible printed circuits

□ H.K. Wiring Systems, Ltd.
Hong Kong, People's Republic of China
Main Product: Information systems equipment wiring harnesses

✥ Sumitomo Electric Industries, Ltd.
Beijing Representative Office
People's Republic of China
Fax: 86 (10) 6590-8191

✥ Sumitomo Electric Industries, Ltd.
Shanghai Representative Office
People's Republic of China
Fax: 86 (21) 6278-5968

□ Beijing Zhuli Diantong Opto-electronics Technology Co., Ltd.
Beijing, People's Republic of China
Main Product: Optical-fiber cord with connectors

□ Chengdu SEI Optical Fiber Co., Ltd.
Chengdu, People's Republic of China
Main Product: Optical fiber

□ Sumitomo Electric (Wuxi) Co., Ltd.
Jiangsu, People's Republic of China
Main Product: Magnet wire

□ Sumiden Carbide Manufacturing (Tianjin) Ltd.
Tianjin, People's Republic of China
Main Product: Hard metal tools

□ Sumiden Powder Metallurgy (Wuxi) Co., Ltd.
Jiangsu, People's Republic of China
Main Product: Powder metallurgical parts

□ SEI Interconnect Products (Suzhou) Ltd.
Main Product: Electric wires for electronics

□ Zhongshan Sumiden Hybrid Products Co., Ltd.
Zhongshan, People's Republic of China
Main Product: SUMIFLON coated aluminum

□ Tianjin Jinzhu Wiring Systems Co., Ltd.
Tianjin, People's Republic of China
Main Product: Automotive wiring harnesses

□ Tianjin Jinzhu Wiring System Components Co., Ltd.
Tianjin, People's Republic of China
Main Product: Automotive wiring harness components

□ Hanzhou Walsin Power Cable & Wire Co., Ltd.
Hanzhou, People's Republic of China
Main Product: High-voltage XLPE power cables

□ Huizhou Zhurun Wiring Systems Co., Ltd.
Guangdong, People's Republic of China
Main Product: Automotive wiring harnesses

□ Sumiden Wire Products Guanzhou Co., Ltd.
Guanzhou, People's Republic of China
Main Product: PC strands

□ Sumitomo Electric Optical Fiber and Cable (Shenzhen) Co., Ltd.
Main Products: Optical fibers and cables

▸ Regional Headquarters
☆ Construction & Engineering Company
⊙ Finance Company
✥ Representative Office
□ Manufacturing Company
➤ Other
■ Sales Company

□ SUMI-HANEL Wiring Systems Co., Ltd.
Hanoi, Vietnam
Main Product: Automotive wiring harnesses

✚ Sumitomo Electric Industries, Ltd.
New Dehli Representative Office
New Dehli, India
Fax: 91 (11) 649-4167

□ Sumitomo Electric Hardmetal Manufacturing India Pvt. Ltd.
New Dehli, India
Main Product: Hard metal tools

□ Motherson Sumi Systems, Ltd.
New Dehli, India
Main Product: Automotive wiring harnesses

EUROPE

▸ Sumitomo Electric Europe Limited
London, U.K.
Fax: 44 (171) 724-2102

● Sumitomo Electric Finance U.K. Ltd.
London, U.K.
Fax: 44 (207) 929-0345
Tel.: 44 (207) 621 -0333

■ Sumitomo Electric Hardmetal Ltd.
Buckinghamshire, U.K.
Main Product: Hard metal tools

□ Electric Harnesses (U.K.) Ltd.
Wales, U.K.
Main Product: Electric appliance wiring harnesses

□ Sumitomo Electric Wiring Systems (Europe) Limited
Staffordshire, U.K.
Main Product: Automotive wiring harnesses

■ Sumitomo Wiring Systems Europe, Ltd.
Buckinghamshire, U.K.
Main Product: Automotive wiring harnesses

> SEI (UK) Holding Ltd.
South Wales, U.K.

□ SEI Interconnect Products (Europe) Ltd.
South Wales, U.K.
Main Product: Flexible flat cables

> Sumiden Automotive Technologies GmbH
Mainz Kastel, Germany
Main Service: Technical center for automotive wiring harnesses

■ Sumitomo Electric Hartmetall GmbH
Willich, Germany
Main Product: Hard metal tools

□ Sumitomo Electric Schrumpf-Produkte, GmbH
Norderstedt, Germany
Main Product: Heat-shrinkable tubing

□ Sumitomo Electric Hartmetallfabrik GmbH
Laucheim, Germany
Main Product: Hard metal tools

□ Carbeluauto Cabos Para Automoveis, S.A.
Porto, Portugal
Main Product: Automotive wiring harnesses

□ Sumitomo Electric Wiring Systems (Polska) Ltd.
Lezno, Poland
Main Product: Automotive wiring harnesses

□ Sumitomo Electric Wiring Systems (Slovakia) Ltd.
Topolcany, Slovakia
Main Product: Automotive wiring harnesses

● Sumitomo Electric Finance Netherlands B.V.
Amsterdam, Netherlands
Fax: 44 (171) 723-0934

□ SEWS Hungary, Ltd.
Mor, Hungary
Main Product: Automotive wiring harnesses

□ SEWS-CABIND S.p.A.
Collegno, Italy
Main Product: Automotive wiring harnesses

OTHERS

□ Sumidenso do Brasil Industrias Electricas Ltda.
Minas Gerais, Brazil
Main Product: Automotive wiring harnesses

■ SEI Carbide Australia Pty., Ltd.
New South Wales, Australia
Main Product: Hard metal tools

□ Optix Australia Limited
Victoria, Australia
Main Product: Optical fiber

★ Republic Power and Communication Company Ltd.
Johannesburg, South Africa
Main Service: Communications cable installation

▸ Regional Headquarters
★ Construction & Engineering Company
● Finance Company
✚ Representative Office
□ Manufacturing Company
> Other
■ Sales Company

Company Information

Sumitomo Electric Industries, Ltd. (As of March 31, 2002)

HEAD OFFICE (OSAKA)	5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
HEAD OFFICE (TOKYO)	3-12, Moto Akasaka 1-chome, Minato-ku, Tokyo 107-8468, Japan
INCORPORATED	December 1920
NUMBER OF EMPLOYEES	69,959
COMMON STOCK	Authorized: 2,000,000,000 shares Issued: 749,480,001 shares
NUMBER OF SHAREHOLDERS	54,745
STOCK EXCHANGE LISTINGS	4 domestic stock exchanges: Tokyo, Osaka, Nagoya and Fukuoka Ticker Code: 5802
STOCK TRANSFER AGENT	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
SEI VIA THE INTERNET	SEI's Website provides a wide range of corporate information, including the latest annual report, news releases, and financial results. http://www.sei.co.jp/welcome_e.html

SEI's Logo

Sumitomo Electric's corporate mission is to serve society by applying technological innovation to the development of tomorrow's products and services. This mission is represented graphically by the communication symbol, which features three diagonal lines extending from the tops of the Company's initials, SEI. These three lines denote the key words that sum up Sumitomo Electric's operations: Reliability, Vitality and Creativity.

Sumitomo's "*Igeta*" Emblem

The History of this striking emblem, called *the Sumitomo igeta* (well frame) symbol, dates back to the original igeta emblem adopted by Riemon Soga for the copper smelting and handcraft shop he opened in Kyoto in 1590. The symbol represents a traditional Japanese well frame, and Riemon appropriately named his shop "*Izumiya*", which means "spring" or "fountainhead". The emblem can still occasionally be seen in traditional areas of Japan.

The Sumitomo *igeta* symbol was distinguished from other such emblems when its unique shape and dimensions were determined in 1913. This distinctive emblem is well known throughout the world as the corporate emblem of most of the companies of the Sumitomo Group.

SUMITOMO ELECTRIC INDUSTRIES, LTD.

5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan

Telephone:+81(6)6220-4141

Facsimile:+81(6)6222-3380

http://www.sei.co.jp

Printed on recycled paper in Japan.